[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
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APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
800678682v12
Share Purchase Agreement
Harmony Gold (PNG Services) Pty Ltd
ACN 083 828 853
and
Harmony Gold Mining Company Limited
Registration no. 1950/038232/06
and
Newcrest International Pty Ltd
ACN 007 449 194
and
Newcrest Mining Limited
ACN 005 683 625
Sale and purchase of shares in Newcrest PNG 1 Limited
2016

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APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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i
CONTENTS
CLAUSE

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ii
8.1
Records and Buyer access.............................................................................
19
8.2
Seller Access to Records after Completion..................................................
20
9.
WARRANTIES OF THE SELLER ..................................................................................
20
9.1
Warranties ..................................................................................................
20
9.2
Interpreting Warranties ................................................................................
20
9.3
No reliance other than on Warranties .............................................................
20
9.4
Buyer due diligence......................................................................................
21
9.5
Mitigation of losses ......................................................................................
22
9.6
No merger ..................................................................................................
22
10.
LIMITATIONS ON CLAIMS AGAINST SELLER .......................................................
22
10.1
Disclosures .................................................................................................
22
10.2
Limitations..................................................................................................
23
10.3
No liability if Loss is otherwise compensated for..........................................
23
10.4
Repayments to Seller ...................................................................................
24
10.5
Claims for consequential loss ........................................................................
24
10.6
Thresholds ..................................................................................................
24
10.7
Time limit and remedy..................................................................................
24
10.8
Contingent Liabilities ....................................................................................
25
10.9
Liability of Seller to Buyer .............................................................................
25
10.10 Fraud .........................................................................................................
25
11.
THIRD PARTY CLAIMS AFTER COMPLETION ..........................................................
25
11.1
Notification .................................................................................................
25
11.2
Seller must take over Claim ..........................................................................
25
11.3
Buyer to keep Seller informed .......................................................................
26
11.4
No liability ..................................................................................................
26
12.
TAX INDEMNITY......................................................................................................
26
12.1
Tax Indemnity.............................................................................................
26
12.2
Exceptions to Tax Indemnity .........................................................................
27
12.3
Pre-conditions to Claim under Tax Indemnity ..................................................
27
12.4
Payment of overprovisions or refunds.............................................................
28
12.5
Disputing Action ..........................................................................................
28
12.6
Buyer to keep Seller and Newcrest informed ............................................
28
12.7
Tax returns .................................................................................................
29
12.8
FY2016 Tax Return ......................................................................................
29
12.9
Tax audits...................................................................................................
31
13.
GST ......................................................................................................................
31
13.1
GST on incidental supplies and claims ............................................................
31
14.
WARRANTIES BY THE BUYER AND HARMONY GOLD ..........................................
32
14.1
Warranties of the Buyer and Harmony Gold..............................................
32
14.2
Reliance on Buyer and Harmony Gold's representations and warranties ....
32
15.
WARRANTIES BY NEWCREST....................................................................................
32
15.1
Warranties of Newcrest ................................................................................
32
15.2
Reliance on Newcrest's representations and warranties ..............................
32
16.
HARMONY GOLD PERFORMANCE GUARANTEE - MINE CLOSURE ......................
33
16.1
Performance guarantee ................................................................................
33
16.2
Notification .................................................................................................
33
16.3
Remedies....................................................................................................
33
16.4
Principal obligations .....................................................................................
34

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Schedule

Annexure
A Disclosure Materials
B Asset Sale Agreement (for the Exploration Assets)
C POM Services Agreement Deed of Termination
D Wamum Letter Agreement Deed of Termination
E MCA Deed of Release and Variation
F Exploration JVA Amendment Deed
G Wafi-Golpu JVA Amendment Deed
H Deed of Novation under clause 22.3

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1
THIS AGREEMENT is made on ____ September 2016
BETWEEN:
(1)
Harmony Gold (PNG Services) Pty Ltd ACN 083 828 853 whose registered office is at
Level 2, 189 Coronation Drive, Milton QLD 4064 (Buyer);
(2)
Harmony Gold Mining Company Limited (Registration no. 1950/038232/06 and VAT
no. 4380103194) whose registered office is at Randfontein Office Park, Cnr Main Reef
Road and Ward Avenue, Randfontein, South Africa (Harmony Gold);
(3)
Newcrest International Pty Ltd ACN 007 449 194 whose registered office is at Level 8,
600 St Kilda Road, Melbourne VIC 3004 (Seller);
(4)
Newcrest Mining Limited ACN 005 683 625 whose registered office is at Level 8, 600 St
Kilda Road, Melbourne VIC 3004 (Newcrest).
RECITALS:
(A) The Company and MCG are joint venturers in the Hidden Valley Joint Venture.
(B)
The Seller wishes to sell and the Buyer wishes to acquire the Seller's interests in the
Hidden Valley Joint Venture.
(C)
For this purpose, the Seller and the Buyer enter into this document for the sale and purchase of the Sale Shares, subject to and on the terms of this document.
(D)
Harmony Gold, as the Ultimate Holding Company of the Buyer, has agreed to provide the guarantee in clause 16 and indemnity provided for in clause 17 in favour of the Seller and
Newcrest.
THE PARTIES AGREE AS FOLLOWS:
1.
INTERPRETATION
1.1
Definitions
The following definitions apply in this document.
ABB means ABB Technology Ltd (CH 020.3.004.411-1).
ABC Legislation means any anti-bribery and corruption laws and related rules, regulations and guidance (in any jurisdiction) applicable to a party's business operations.
AML Legislation means any law or related rule, regulation or guidance (in any jurisdiction) applicable to a party's business operations under any applicable jurisdiction which relates to the prevention of:
(a) money laundering;
(b) terrorism financing;
(c) dealing with proceeds of crime; or
(d)
the provision of financial and or other services to any persons which who may be subject to economic or trade sanctions imposed by the United States of America, the European Union, the Commonwealth of Australia, the Republic of South Africa,
the Independent State of Papua New Guinea or any other country,

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2
including the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth).
Assessment means something which creates or evidences an obligation to pay an ascertained amount for Tax at or before a fixed time, such as:
(a)
any document received from a Government Agency administering any Tax, assessing, imposing, claiming or indicating an intention to claim any Tax (such as an assessment, penalty notice or demand); or
(b)
lodgement of a Tax return or a request for amendment of an assessment under a law about self-assessment of Tax.
Asset Sale Agreement (for the Exploration Assets) means the asset sale agreement to be entered into between Newcrest PNG 3 Limited and Harmony Gold (PNG Exploration)
Limited on or about the date of this document, in respect of the sale and purchase of the
Exploration Assets in the form set out in Annexure B.
Authorisation means:
(a)
an approval, authorisation, consent, declaration, exemption, licence, notarisation, permit or waiver, however it is described, and including any condition attaching to it; and
(b)
in relation to anything that would be prohibited or restricted by law if a
Government Agency acts in any way within a specified period, the expiry of that period without that action being taken,
including any renewal or amendment.
Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Melbourne, Victoria and Brisbane,
Australia and Port Moresby, Papua New Guinea.
Buyer Group means Harmony Gold and its related bodies corporate (and a member of the Buyer Group means any one of them), including after Completion the Sale Group Companies.
Called Sum has the definition given in the Joint Venture Agreement.
Called Sum Agreed Amount means USD [***] payable by the Company in accordance with clause 4.1(e).
Cash Agreed Amount means USD22,500,000.
Claim means, in relation to a person, any claim, cause of action, proceeding, liability, suit or demand made against the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.
Company means Newcrest PNG 1 Limited, whose details are set out in part A of Schedule 1.
Companies Act means the Companies Act 1997 (PNG).
Completion means completion of the sale and purchase of the Sale Shares under clause 6.

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3
Completion Date means as soon as practicable following when the last of the Conditions
Precedent is satisfied (or waived under clause 4.2) and in any event no later than the End Date.
Conditions Precedent means the conditions referred to in clause 4.1.
Corporations Act means the Corporations Act 2001 (Cth).
Data Room means the online data room containing documents, information and materials in respect of the Company listed in Annexure A.
Deed of Novation means a deed between Pacific Niugini Minerals (PNG) Limited, the
Company, Newcrest PNG 3 Limited and Morobe Exploration Limited for the novation of the
Option Agreement from the Company to Newcrest PNG 3 Limited.
Disclosure Materials means information provided by or on behalf of the Seller to the
Buyer in connection with this document or the transactions contemplated by this document, comprising the documents, information and materials listed in Annexure A and any documents, information and materials disclosed to the Seller by means of the Data Room.
Economic Transfer Date means close of business (being 4 p.m.) on 31 August 2016.
EL means an Exploration Licence issued under the Mining Act.
Encumbrance means an easement, restrictive covenant, caveat or similar restriction over property.
End Date means [***].
Excluded Assets means the Excluded Insurance Proceeds and Excluded Tenement.
Excluded Insurance Proceeds means 50% of any proceeds received by HVSL, the
Company or MCG pursuant to a Deed for Recovery Proceedings between HVSL, the
Company, MCG, Swiss Re International SE and International Mining Industry Underwriters
Ltd, including from the legal proceedings being conducted by their insurers in Australian
Federal Court proceedings Morobe Consolidated Goldfields Ltd & Ors v Enerka Apex
Belting Pty Ltd (NSD 1013/2015).
Excluded Tenement means EL1629.
Exploration Assets means EL497, EL677 and EL2313.
Exploration JVA Amendment Deed means a deed between the parties to the
Exploration Portfolio Joint Venture Agreement in the form set out in Annexure F.
Exploration Portfolio Joint Venture Agreement means the agreement of that name dated 22 May 2008 between MCG, Wafi Mining Limited, Morobe Exploration Limited,
Newcrest PNG 3 Limited and Morobe Exploration Services Limited.
Gold Remittances Amount means any proceeds of sale of gold or silver bullion by the
Company comprising shipment 458 or any subsequent shipment, less the amount of the
Mid-September Cash Call (and for the purposes of the determining the Gold Remittances
Amount, any non-USD component of the Mid-September Cash Call is to be converted into
USD at the applicable exchange rate for the relevant currency on 15 September 2016).
Government Agency means:

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APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
4
(a) a government or government department or other body;
(b)
a governmental, semi-governmental or judicial person including a statutory corporation; or
(c)
a person (whether autonomous or not) who is charged with the administration of a law.
GST means a goods and services tax or similar value added tax levied or imposed under
GST Law.
GST Law has the same meaning as "GST law" in the A New Tax System (Goods &
Services Tax) Act 1999 (Cth) and any analogous laws of any applicable jurisdiction, including the Goods and Services Tax Act 2003 (PNG).
Hidden Valley Business means the activities of the Company and HVSL conducted pursuant to the Joint Venture Agreement or with the agreement of each of MCG and the
Company.
Hidden Valley Joint Venture means the unincorporated joint venture between MCG and the Company, established under the Joint Venture Agreement of which HVSL is the operator.
Hidden Valley Mine means the exploration, mining, development and production activities conducted, and the assets, Tenements and tenure, and associated infrastructure, by whomever owned from time to time, known as the Hidden Valley Mine as at the date of this document, located in the Morobe Province (including, to avoid doubt, any expansions thereof and any associated new assets, tenements and tenure and infrastructure).
HVSL means Hidden Valley Services Limited, a company wholly-owned by MCG and the
Company in equal proportions and whose details are set out in Part B of Schedule 1.
Insolvency Event means, in respect of a person:
(a)
the person states that it is unable to pays its debts or becomes insolvent within the meaning of section 95A of the Corporations Act or insolvent under administration within the meaning of section 9 of the Corporations Act, or circumstances exist such that the Court must presume insolvency under section 459C of the Corporations Act
(regardless of whether or not an application has been made as referred to in that section);
(b)
an application being made to a court for an order to appoint, or a step is taken to appoint, a controller, administrator, receiver, liquidator, provisional liquidator, trustee for creditors in bankruptcy or analogous person to the person or significant property of the person; or such an appointment being made;
(c)
the person suspends payment of its debts or enters, or takes any step towards entering, a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors; or
(d)
having a receiver (as defined in the Companies Act) or analogous person appointed to it or any of its property;
(e)
being taken under the Companies Act to have failed to comply with a statutory demand referred to in section 337 of the Companies Act; or
(f) any analogous event under the laws of any applicable jurisdiction,

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
5
unless this takes place as part of a solvent reconstruction, amalgamation, merger or consolidation.
Intellectual Property Rights means all rights conferred by law in or in relation to copyright, trade marks, designs, patents, circuit layouts, plant varieties, inventions and confidential information, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields whether or not registrable, registered or patentable. These rights include: all rights in all applications to register these rights; all renewals and extensions of these rights; and all rights in the nature of these rights, excluding moral rights.
Interest Rate means the indicator lending rate published by Australia and New Zealand
Banking Group (Australia) from time to time.
Joint Venture Agreement means the joint venture agreement to establish the Hidden
Valley Joint Venture entered into between MCG, the Company and HVSL dated 22 May 2008.
Liabilities means claims, debts, obligations, losses, liabilities, expenses, costs and damages of any kind and however arising, including any legal costs (on a solicitor and own client basis), penalties, fines and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.
Loss includes any loss, damage, liability, cost or expense however it arises and whether it is present or future, fixed or unascertained, actual or contingent but excluding any loss of profits, loss of revenue or loss of opportunity.
MCA Deed of Release and Variation means the document in the form of Annexure E.
MCG means Morobe Consolidated Goldfields Limited.
Mid-September Cash Call means the Called Sum paid by the Company to HVSL under the Joint Venture Agreement on or about 15 September 2016.
Mining Act means the Mining Act 1992 of PNG.
Newcrest-Ventyx Agreement means the agreement between Ventyx Pty Ltd (ABN 29
010 087 608) (as novated to ABB) and Newcrest Operations Limited dated 30 September 2009.
NHV Liabilities has the meaning given in clause 18.1.
Non-Hidden Valley Business means any activities of the Company conducted on or before Completion which are not Hidden Valley Business. To avoid doubt, Non-Hidden
Valley Business includes the Excluded Assets, Seller Group financing activities, company administration activities, tax and accounting management and dealing in bullion
(transport, refining, sale and derivatives), in each case conducted by the Company on or before Completion.
Official means:
(a)
any officer or employee of any Government Agency, or any person acting in an official capacity on behalf of any such Government Agency;
(b) any officer, employee or official of a political party;
(c) any candidate for political office;

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
6
(d)
any tribal elder or representative where they are performing a duty or an office or position created under a custom or convention of PNG; or
(e)
any officer or employee of a public international organisation (for example, the
United Nations, International Monetary Fund or World Bank).
Option Agreement means the agreement entitled 'Option Agreement' between Morobe
Exploration Limited, the Company and Pacific Niugini Minerals (PNG) Limited, dated 11
March 2016, in relation to the Excluded Tenement.
Permitted Encumbrances means, in respect of the Tenements, the terms and conditions attaching to the Tenements, the provisions of all statutes, laws and regulations and directions of any Government Agency which create Encumbrances by ordinary operation, any Encumbrances under or pursuant to the Joint Venture Agreement, and any other Encumbrance ascertainable from publically available registers or under this document.
PNG means the Independent State of Papua New Guinea.
POM Services Agreement Deed of Termination means the document in the form of Annexure C.
Purchase Price has the meaning given to it in clause 3.1.
Records means all records in the possession or control of the Seller Group which relate specifically to the Company, including records relating to the Non-Hidden Valley Business, but excluding copies of documents that were obtained by the Company or any member of the Seller Group from HVSL, MCG or any member of the Buyer Group in relation to the
Hidden Valley Business, any records relating to the Excluded Assets, and any records in relation to Seller Group related matters including Seller Group financing related matters.
Relevant Assessment means an Assessment in respect of which the Seller and Newcrest are liable to indemnify the Buyer or a Sale Group Company under clause 12.1.
Sale Group Company means the Company and HVSL.
Sale Shares means all of the issued shares in the Company as at Completion.
Seller Affiliate means in relation to the Seller, a related body corporate of the Seller or a person who is a director, officer, employee or agent of a member of the Seller Group.
Seller Group means Newcrest and its related bodies corporate (and a member of the
Seller Group means any one of them), excluding after Completion the Company (and excluding at all times HVSL).
Seller IP means any Intellectual Property Rights which are owned by a member of the
Seller Group and which are used by the Hidden Valley Joint Venture in relation to the
Hidden Valley Business immediately before Completion (other than any Intellectual
Property Rights owned by or licensed to a Sale Group Company).

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
7
Subsidiary has the meaning given in the Corporations Act, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (as defined in section 50AA of the Corporations Act).
Tax means a tax, levy, duty, charge, royalty, deduction or withholding, however it is described (including GST) , that is imposed by law or by a Government Agency, together with any related interest, penalty, fine or other charge.
Tax Indemnity means the indemnity given under clause 12.1.
Tenements means the following mining titles issued under the Mining Act:
(a) ML151;
(b) LMP80; and
(c) ME82.
Tenement Sale Agreement (for the Excluded Tenement) means the asset sale agreement that has been entered into prior to the date of this document or that is to be entered into between the Company and Newcrest PNG 3 Limited on or about the date of this document, in respect of the sale and purchase of the Excluded Tenement.
Third Party Claim means a Claim against a member of the Buyer Group made or threatened by a person (other than a member of the Buyer Group, any Sale Group
Company or any Seller Affiliate) which, if admitted by the relevant member of the Buyer
Group or Sale Group Company, would give rise or could reasonably be expected to give rise to a Claim against the Seller or Newcrest under this document (for example, for breach of Warranty or under clause 18 (NHV Liabilities)) and which, for the avoidance of doubt, includes a Claim under the Tax Indemnity.
Third Party Claim (Clause 16 and 17) means a Claim against a member of the Seller
Group made or threatened by a person (other than a member of the Seller Group or any
Seller Affiliate) which, if admitted by the relevant member of the Seller Group, would give rise or could reasonably be expected to give rise to a Claim against the Buyer or Harmony
Gold by the Seller or Newcrest under clauses 16 (mine closure) and/or 17 (Relevant
Liabilities indemnity).
Ultimate Holding Company has the meaning given in the Corporations Act.
Wafi-Golpu JVA Amendment Deed means a deed between the parties to the Wafi-
Golpu Joint Venture Agreement in the form set out in Annexure G.
Wafi-Golpu Joint Venture means the unincorporated joint venture between Wafi Mining
Limited and Newcrest PNG 2 Limited, established under the Wafi-Golpu Joint Venture
Agreement, of which Wafi-Golpu Services Limited is the operator.
Wafi-Golpu Joint Venture Agreement means the agreement of that name dated 22
May 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited.
Wamum Letter Agreement Deed of Termination means the document in the form of Annexure D.
Warranty means a warranty made by the Seller under clause 9.

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
8
Watut Litigation means:
(a)
the proceeding brought by Honourable Sam Basil on his own behalf and as a representative plaintiff for approximately 110 persons claiming to be customary land owners in the Upper Watut, Mumeng and Wampar regions, on 14 December
2010, in the National Court of PNG at Lae (WS No 1556 of 2010) including in general terms, causes of action in public and private nuisance, alleging among other things, sediment-derived damage to the Watut River system arising from waste rock and overburden, and seeking unspecified damages and other relief including a permanent injunction to restrain the project from continuing the alleged nuisance; and/or
(b)
any other proceedings or legal investigations of any kind including by regulatory authorities relating to the same or similar facts, matters and circumstances as those which are the subject of the proceeding described in paragraph (a) of this definition.
1.2
Rules for interpreting this document
Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.
(a) A reference to:
(i)
a legislative provision or legislation (including subordinate legislation) is to that provision or legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;
(ii)
a document (including this document) or agreement, or a provision of a document (including this document) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;
(iii)
a party to this document or to any other document or agreement includes a successor in title, permitted substitute or a permitted assign of that party;
(iv)
a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and
(v)
anything (including a right, obligation or concept) includes each part of it.
(b) A singular word includes the plural, and vice versa.
(c) A word which suggests one gender includes the other genders.
(d)
If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.
(e)
If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.
(f)
The expression this document
includes the agreement, arrangement,
understanding or transaction recorded in this document.

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
9
(g)
The expressions controller, subsidiary, holding company, related body corporate, relative and substantial holder have the same meanings as in the Corporations Act.
(h)
A reference to USD or $ is a reference to an amount in the currency of the United
States of America.
(i)
A reference to Kina or K is to an amount in Papua New Guinea currency.
(j)
A reference to (Cth) is to legislation of the Commonwealth of Australia.
(k) A reference to time is to local time in Victoria, Australia.
(l)
Words defined in the GST Law have the same meaning in clauses, paragraphs or other parts of this document concerning GST.
(m)
If a person is a member of a GST group, references to GST for which the person is liable and to input tax credits to which the person is entitled include GST for which the representative member of the GST group is liable and input tax credits to which the representative member is entitled.
(n)
References to GST extend to any notional liability of any person for GST and to any amount which is treated as GST under GST Law, and references to an input tax credit extend to any notional input tax credit to which any person is entitled.
1.3
The rule about contra proferentem
This document is not to be interpreted against the interests of a party merely because that party proposed this document or some provision in it or because that party relies on a provision of this document to protect itself.
1.4
Non Business Days
If the day on or by which a person must do something under this document is not a
Business Day, the person must do it on or by the next Business Day.
1.5
Method of payment
All payments required to be made under this document must be tendered:
(a)
by way of direct transfer of immediately available funds to the bank account nominated in writing by the recipient; and
(b) by no later than 10pm on the due date for payment.
1.6
References to tenements
In this document, unless the context otherwise requires, a reference to any tenement or application for a tenement (the first tenement) includes a reference to any subsequent tenement applied for or granted in renewal, extension, modification, substitution or variation of the first tenement, or in any way arising out of an application for the first tenement, to the extent that the external boundaries of the subsequent tenement coincide with, or are within, the external boundaries of the first tenement and includes any tenement in any way arising in the area within the external boundaries of the first tenement.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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2.
AGREEMENT TO SELL AND BUY
2.1
Sale and purchase
The Seller agrees to sell the Sale Shares to the Buyer free from any Encumbrances and the
Buyer agrees to buy the Sale Shares from the Seller for the Purchase Price on the terms of this document.
2.2
Title, property and risk
Title to, property in and risk of the Sale Shares:
(a) until Completion, remains solely with the Seller; and
(b)
subject to the provisions of this document, passes to the Buyer with effect from Completion.
2.3
Economic Transfer Date
(a)
The parties acknowledge and agree that, subject to Completion occurring, on and from the Economic Transfer Date:
(i)
all income and receivables (including income and receivables from bullion in transit on and after that date, including any Gold Remittances Amount) in respect of the Sale Group Companies and the Hidden Valley Business, are
intended to be to the benefit of the Buyer Group; and
(ii)
without limiting any other provision of this document, all costs, expenses, outgoings and Liabilities of the Sale Group Companies in relation to the
Hidden Valley Business (including any requirements for cash, including under a Called Sum (except for the Called Sum Agreed Amount)), the
Hidden Valley Mine, and any other activities of the Sale Group Companies
(other than as specified in clause 2.4(b)), are intended to be to the burden of, and must be borne by, the Buyer Group.
(b)
To avoid doubt, and without limiting clause 2.3(a), the parties acknowledge and agree that the Buyer is (subject to Completion occurring) responsible for all Called
Sums due to be paid by the Company other than the Called Sum Agreed Amount.
2.4
Non-Hidden Valley Business
The parties acknowledge and agree that, subject to Completion occurring, both before and after the Economic Transfer Date:
(a)
all income and receivables of the Company in respect of the Non-Hidden Valley
Business are intended to be to the benefit of the Seller; and
(b)
the Liabilities of the Company in respect of the Non-Hidden Valley Business are intended to be obligations of the Seller on and subject to the terms of clause 18.
3.
PURCHASE PRICE
3.1
Purchase Price
The purchase price for the Sale Shares is USD1 which is payable on Completion by the
Buyer to the Seller (Purchase Price) and is not subject to adjustment.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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3.2
No set-off
The Buyer must not make any set-off, deduction or withholding from payment of any part of the Purchase Price.
4.
CONDITIONS PRECEDENT
4.1
Conditions Precedent
The obligations of the parties with respect to Completion are subject to satisfaction or waiver in accordance with clause 4.2 of the following conditions:
(a)
Harmony Gold receives any approvals required from the South African Reserve Bank
(including under the Currency and Exchanges Act of South Africa, the Exchanges Act
of South Africa and the Exchange Control Regulations) in connection with the obligations of Harmony Gold under clauses 16 and 17;
(b)
the Asset Sale Agreement (for the Exploration Assets) has been executed by all parties to it;
(c)
MCG has agreed with the Company in writing that clause 18.3 of the Joint Venture
Agreement does not apply in respect of any change of control occurring as a consequence of the execution of this document or the implementation of the transactions contemplated by this document;
(d)
MCG, Wafi Mining Limited and Morobe Exploration Limited have agreed with
Newcrest PNG 3 Limited in writing that the transactions contemplated by the Asset
Sale Agreement (for the Exploration Assets) may occur despite the provisions of the
Exploration Portfolio Joint Venture Agreement;
(e)
not before the satisfaction of the Condition Precedent in clause 4.1(a) (SARB), the
Company has received into its Kina-denominated bank account the Cash Agreed
Amount, the Called Sum Agreed Amount and any Gold Remittances Amount, such funds having been converted from USD into Kina at the applicable USD:Kina exchange rate on or about the date of transfer;
(f)
the parties to the Exploration Portfolio Joint Venture Agreement dated 22 May 2008 have executed the Exploration JVA Amendment Deed;
(g)
the parties to the Wafi-Golpu Joint Venture Agreement dated 22 May 2008 have executed the Wafi-Golpu JVA Amendment Deed; and
(h) the Company's USD account maintained with HSBC has been closed.
4.2
Waiver of conditions
(a)
The following Conditions Precedent are for the benefit of the following party or parties:
Condition
Precedent
Party
clause 4.1(a) Buyer
clause 4.1(b) Buyer
clause 4.1(c) Buyer and Seller

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
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APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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clause 4.1(d) Buyer and Seller
clause 4.1(e) Buyer
clause 4.1(f) Buyer
clause 4.1(g) Buyer
clause 4.1(h) Buyer
(b)
If a Condition Precedent has been included for the benefit of one party only, then only that party may, in its sole and absolute discretion, rely on or waive the breach or non-fulfilment of the Condition Precedent (except that a party must not waive a
Condition Precedent if that waiver would result in a breach of law).
(c)
If a Condition Precedent has been included for the benefit of more than one party, then the breach or non-fulfilment of the Condition Precedent may be waived only by the consent of all those parties.
(d)
The breach or non-fulfilment of a Condition Precedent may only be waived in writing.
4.3
Obligation to satisfy conditions
Each party must:
(a)
file all necessary notices and applications in relation to each of the Conditions
Precedent with the relevant Government Agencies, as soon as practicable;
(b)
ensure that each Condition Precedent is satisfied as soon as practicable (unless waived in accordance with clause 4.2);
(c)
promptly give the other parties all information reasonably requested by a party in connection with any application required to satisfy a Condition Precedent or in relation to the exchange rate in clause 4.1(e);
(d)
keep the other parties informed of any circumstances which may result in any of those Conditions Precedent not being satisfied in accordance with its terms; and
(e)
promptly advise the other parties of the satisfaction of a Condition Precedent and provide reasonable evidence of such satisfaction (including in respect of the
Condition Precedent in clause 4.1(h), an 'FE-OS' return).
4.4
Result of non-satisfaction of conditions
(a)
If the Conditions Precedent are not satisfied or waived under clause 4.2 on or before the End Date, then each of the Seller or the Buyer may at any time after that date and before satisfaction or waiver of those Conditions Precedent, terminate this document by giving written notice to the other parties.
(b)
If this document is terminated in accordance with paragraph (a), then all rights and obligations under this document other than:
(i) rights and obligations expressed in this clause 4 and clauses 1
(Interpretation), 17 (Costs and Stamp Duty), 20 (Confidentiality and
Announcement), 21 (Notices), 22 (Amendment and Assignment) and 23 (General);

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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(ii)
rights and obligations expressed in any clause which is expressed to survive termination of this document; and
(iii) rights that accrue before the date on which the notice is given, terminate on the day of the notice.
4.5
Tenement Sale Agreement (for the Excluded Tenement)
(a) The parties agree and acknowledge that:
(i)
Pacific Niugini Minerals (PNG) Limited has an option right with respect to the
Excluded Tenement under the Option Agreement;
(ii)
Pacific Niugini Minerals (PNG) Limited has consented to the transfer of the
Excluded Tenement to Newcrest PNG 3 Limited contemplated under the
Tenement Sale Agreement (for the Excluded Tenement); and
(iii) the Deed of Novation is required in respect of the Option Agreement.
(b)
From Completion, the Buyer agrees, and agrees to procure the Company, to do anything (including execute any document including the Deed of Novation and instruments of transfer in respect of the Excluded Tenement) at the Seller's cost, that the Seller may reasonably require, in order to give full effect to the Tenement
Sale Agreement (for the Excluded Tenement) and completion of the transfer of the
Excluded Tenement under that agreement.
5.
CONDUCT UNTIL COMPLETION
5.1
Conduct of Hidden Valley Business and HVSL until completion
Except to the extent required or contemplated by this document, or unless the Buyer and the Seller first agree in writing (or the Joint Venture Committee of the Hidden Valley Joint
Venture resolves in accordance with the Joint Venture Agreement), each of the Buyer and the Seller must use its reasonable endeavours to procure that, until Completion:
(a) the Hidden Valley Business is conducted in the ordinary course; and
(b) HVSL carries on its business in the ordinary course,
having regard to the Joint Venture Agreement including any existing business plans and budgets under the Joint Venture Agreement.
5.2
Conduct of Company until Completion
Except to the extent expressly required by this document, or unless the Buyer and the
Seller agree in writing, until Completion, the Seller must:
(a)
subject to clause 5.1, use its reasonable endeavours to ensure that, until
Completion, the Company carries on its business in the ordinary course (having regard to the nature of the Company’s business, existing Company business plans and budgets and past practice);
(b) subject to clause 5.5, ensure that the Company does not:
(i) alter its capital structure in any way;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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(ii)
allot or issue or agree to allot or issue any security, such as an option, a share or any security convertible into a share in the capital of the Company;
(iii) lend money;
(iv)
declare or pay any dividend or make any distribution of its assets, capital or profits; or
(v)
give any financial assistance for an acquisition of its own shares or shares in its holding company; and
(c) use reasonable endeavours to procure that the Company does not:
(i) incur any expenditure or liability of more than PGK [***](other than payment of a cash call due and payable under the Joint Venture Agreement or any commitment longer than one month;
(ii)
dispose of, agree to dispose of, grant an option over or grant any interest in any of its material assets, except in the ordinary course of carrying on the
Hidden Valley Business;
(iii)
Encumber any of its material assets (except in the ordinary course of carrying on the Hidden Valley Business);
(iv) vary, surrender or fail to renew any material Authorisation; or
(v)
hire any person as a new employee other than to fill a position that becomes vacant as a result of an employee ceasing to be employed by the Company.
5.3
Agreement not to be unreasonably withheld or delayed
The Buyer must not unreasonably withhold or delay its agreement under clause 5.2 if requested by the Seller.
5.4
No disposal of Sale Shares
Until Completion, the Seller must not:
(a)
dispose of, agree to dispose of, grant an option over, or grant any interest in, any
Sale Share; or
(b) Encumber any Sale Share.
5.5
Permitted Activities
Notwithstanding any other provision of this document, until Completion, the Seller may
(without the consent of the Buyer) do any of the following activities:
(a)
respond to and deal with any unexpected events relating to the Hidden Valley
Business or the Non-Hidden Valley Business where urgent response from the Seller is required or necessary in order to protect safety, health or the environment;
(b)
any activity that is expressly permitted in, required or contemplated by this document;
(c)
any activity in relation to the Company or the Hidden Valley Business or the Non-
Hidden Valley Business that is required to be done by the Seller by law or any court of competent jurisdiction;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
15
(d)
any activity in the ordinary course of the Company business or the Hidden Valley
Business or the Non-Hidden Valley Business;
(e) any activity disclosed to the Buyer in the Disclosure Material;
(f) any activity requested by the Buyer;
(g)
withdraw or transfer funds to or from the Company's USD account maintained with HSBC;
(h)
issue new shares for the purposes of capitalising any intercompany loans which are to be discharged prior to Completion, or issue new shares for the purposes of ensuring that the Company has cash at bank not less than the amount contemplated by clause 4.1(e) (provided that, in each case, those shares will form part of the Sale Shares and are issued on usual terms);
(i)
terminate or procure the termination of any contracts, agreement or arrangement between a Sale Group Company and any Seller Affiliate; or
(j) any other activity authorised by the Buyer in writing.
6.
COMPLETION
6.1
Time and place for Completion
Completion must take place at a reasonable time to be agreed between the parties on the
Completion Date at the offices of Ashurst Australia located in Melbourne, Victoria or such other time or places the parties may agree.
6.2
Settlement of intercompany balances
On or prior to Completion, the Seller must:
(a)
settle or procure the settlement of every amount payable by the Seller Group to any
Sale Group Company; and
(b)
procure the settlement of every amount payable by the Company to a member of the Seller Group (which may be effected by forgiveness of the payment of the relevant payable).
6.3
Seller obligations in relation to the Company at Completion
At Completion, the Seller must:
(a) give to the Buyer:
(i)
absolute ownership of all of the Sale Shares and title to all the Sale Shares free from any Encumbrance; and
(ii) operational control of the Company;
(b) give to the Buyer:
(i)
duly signed transfers of the Sale Shares naming as transferee the Buyer (or its nominee) and which are in registrable form, together with any share certificates issued in respect of the Sale Shares;

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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(ii)
a duly completed and signed authority to alter the signatories of the
Company's Kina bank account and the bullion account of the Company in the way notified by the Buyer to the Seller before Completion;
(iii)
the written resignation of each director, secretary and public officer of the Company;
(iv) the certificate of registration or incorporation of the Company;
(v) any common seal of the Company;
(vi) a copy of the constitution of the Company certified by a director; and
(vii)
every register of the Company (including the register of members, register of option holders and register of charges) and the minute books and records of meeting or resolution of members and directors of the Company; and
(c) deliver to the Buyer any other physical assets of the Company.
6.4
Seller and Buyer obligations in relation to HVSL at Completion
The Seller and the Buyer at Completion must procure that HVSL:
(a) executes the POM Services Agreement Deed of Termination;
(b) executes the MCA Deed of Release and Variation; and
(c)
gives to the Buyer the written resignation of each director of HVSL appointed by or representing the Company.
6.5
Directors' resolutions
(a)
At or prior to Completion, the Seller must ensure that the following resolutions are duly passed by the directors of the Company, subject to Completion:
(i)
to approve the transfer of the Sale Shares to the Buyer (or its nominee), to register (subject to payment of any stamp duty) the transfer of the Sale
Shares, to issue a new share certificate for the Sale Shares in the name of the Buyer (or its nominee), and to cancel any existing share certificates;
(ii)
to appoint as additional directors, secretaries and public officers of the
Company persons nominated by the Buyer before Completion by notice to the Seller (except any nominee who has not provided a written consent to act);
(iii)
to note the retirement of each existing director, secretary and public officer originally nominated by the Seller with effect from Completion, by the written resignations provided under clause 6.3(b)(iii); and
(iv) to change the name of the Company to Harmony Hidden Valley Limited.
At Completion, the Seller must provide to the Buyer reasonable evidence that the above resolutions have been duly passed.
(b)
At or prior to Completion, the Seller and the Buyer must ensure that the following resolutions are duly passed by the directors of HVSL, subject to Completion:

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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(i)
to appoint as additional directors, secretaries and public officers of HVSL persons (if any) nominated by the Buyer before Completion by notice to the
Seller (except any nominee who has not provided a written consent to act);
(ii)
to revoke any existing authority to operate a bank account by any person appointed by or representing the Company and to appoint instead as signatories of the bank accounts persons (if any) nominated by the Buyer before Completion by notice to the Seller; and
(iii)
to note the retirement of each existing director, secretary and public officer of HVSL appointed by or representing the Company with effect from
Completion, by the written resignations provided under clause 6.4(c).
6.6
Buyer obligations at Completion
At Completion, the Buyer must:
(a)
give to the Seller evidence in a form reasonably required by the Seller of the satisfaction of each Condition Precedent, other than a Condition Precedent waived in accordance with clause 4.2;
(b)
if it has not done so before the Completion Date, provide a written consent of each person nominated by the Buyer to act as director, secretary or public officer of a
Sale Group Company;
(c)
pay to the Seller, or as the Seller may direct by notice to the Buyer, the Purchase
Price in clear and available funds in such manner as may be agreed between the parties;
(d)
procure that HVSL executes the POM Services Agreement Deed of Termination and deliver a fully executed counterpart of the deed to the Seller;
(e)
procure that the parties to the MCA Deed of Release and Variation execute it and deliver a fully executed counterpart of the deed to the Seller;
(f)
give to the Seller the Wamum Letter Agreement Deed of Termination duly signed by
MCG, Wafi Mining Limited and Morobe Exploration Limited; and
(g)
procure that each of HVSL and MCG acknowledges in writing that the transfer of the
Called Sum Agreed Amount into the Company's Kina-denominated bank account in accordance with clause 4.1(e) fully and finally satisfies the obligations of the
Company to pay Called Sums under the Joint Venture Agreement.
6.7
When does Completion occur
The obligations of the parties at Completion are interdependent. All actions at Completion will be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until the Buyer and each of the Seller have satisfied their respective obligations under clauses 6.2, 6.3, 6.4, 6.5 and 6.6.
6.8
Release of former directors and officers
The Buyer must ensure that no Sale Group Company makes any Claim against any of the former directors or officers of the Sale Group Company in respect of any act or omission by those former directors or officers before Completion, other than in respect of any wilful misconduct or dishonesty. The Buyer acknowledges that this clause is for the benefit of those former directors and officers and is held on trust for them by the Seller.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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6.9
Post Completion duty and registration obligations of Buyer
Without limiting any other provisions of this document, as soon as possible after
Completion, the Buyer shall:
(a)
procure that the Company hold the Excluded Assets for and on behalf of the Seller or the Seller's nominee;
(b)
arrange for this document and any instruments under it (other than the Tenement
Sale Agreement (for the Excluded Tenement) to be lodged for assessment of duty
(if any), and pay any duty assessed, as contemplated by clause 19.2;
(c)
arrange for any certification and re-certification of the Sale Group Companies as required under the Investment Promotion Act 1992 (PNG);
(d)
lodge and register all relevant Companies Act forms to reflect the actions taken at
Completion including the transfer of the ownership of the Sale Shares to the Buyer; and
(e)
arrange for the transfer of ownership of the Sale Shares to be registered and the
Company's register of members to be updated accordingly.
6.10
Excluded Insurance Proceeds
The Buyer must (or must procure that the Company) pay to the Seller an amount equivalent to the Excluded Insurance Proceeds as soon as possible after the receipt of any
Excluded Insurance Proceeds by or on behalf of the Company.
7.
INTELLECTUAL PROPERTY RIGHTS
7.1
Acknowledgement in relation to Seller IP
This document does not affect the ownership of any Seller IP.
7.2
Licence to continue to use Seller IP
The Seller grants, and will procure that each member of the Seller Group (other than the
Sale Group Companies) will grant, the participants of the Hidden Valley Joint Venture from time to time and HVSL an enduring, royalty free and irrevocable licence to use any Seller
IP for the purposes of the Hidden Valley Business.
7.3
Prohibition on the use of other Seller IP
The Buyer must not, and must ensure that, from Completion, the Sale Group Companies do not:
(a) use, or otherwise permit any third party to use, any Seller IP; or
(b)
commit any act or omission which would be an infringement of, or otherwise inconsistent with, the Seller or a member of the Seller Group's rights in the Seller IP, except as provided for in clause 7.2.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
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7.4
Name of the Company
(a)
Subject to Completion, after Completion the Buyer must procure that the Company and the Hidden Valley Joint Venture do not use any name or logo that includes the word "Newcrest" or any logo used by Newcrest.
(b)
As soon as reasonably practicable after Completion, the Buyer shall procure that, except in relation to historical agreements, documents and records and in relation to records held by a Government Agency:
(i)
all logos of Newcrest and the word "Newcrest" are removed from all signage and websites used by the Hidden Valley Joint Venture or the Hidden Valley
Business; and
(ii)
the Hidden Valley Joint Venture or the Hidden Valley Business, and its or
their signage, websites and other material, does not refer to itself as a
"Morobe Mining Joint Venture".
(c)
As soon as reasonably practicable after Completion, the Buyer and Seller shall procure that, except in relation to historical agreements, documents and records and in relation to records held by a Government Agency, all websites, signage and other materials in relation to the joint ventures known as the "Morobe Mining Joint
Ventures" are amended to cease to refer to the Hidden Valley Joint Venture or the
Hidden Valley Business.
7.5
Ventyx software
The parties acknowledge and agree that:
(a)
the Newcrest-Ventyx Agreement provides for services to be provided by ABB to
Newcrest Operations Limited including to HVSL for the purposes of the Hidden
Valley Joint Venture;
(b)
HVSL is separately engaged in the process of seeking to contract with ABB directly for the provision to it of the relevant services;
(c)
it is the Seller Group's intention to remove HVSL as a recipient of services from
ABB under the Newcrest-Ventyx Agreement, and it may give effect to this removal no sooner than three months after the Completion Date (or such other date as may be agreed between the Buyer and the Seller); and
(d)
the Buyer Group shall bear the proportion of any costs or fees for services payable to ABB in relation to the services provided to HVSL under the Newcrest-Ventyx
Agreement for the period contemplated by clause 7.5(c) (and for this purpose, the
Seller or any Seller Affiliate may invoice the Buyer for such costs and fees).
8.
RECORDS
8.1
Records and Buyer access
(a)
As soon as possible after Completion the Seller must deliver to the Buyer the original hard copy Records and, within 10 Business Days after Completion, copies of the electronic Records (provided that in relation to electronic Records the Buyer must advise the Seller of a format for those Records which is usable and available to the Seller). The Seller is entitled to retain a duplicate copy of the Records.
(b) If the Seller retains the originals of any Records, the Seller must:

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OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
20
(i)
give the Buyer and its officers, employees and agents authorised in writing for the purpose of this clause 8.1
,
reasonable access during normal business
hours to, and copies (at the Buyer's cost) of, any of those Records the Seller possesses; and
(ii)
give the Buyer and its officers, employees and agents authorised in writing for the purpose of this clause 8.1 the use of any computer facilities needed to access any of those Records that are computerised.
8.2
Seller Access to Records after Completion
The Buyer must ensure that each Sale Group Company keeps for at least seven years from Completion (or the duration of the Tax Indemnity in respect of Records which are or may be relevant to the Tax Indemnity) all Records concerning the period up to the
Completion Date, and for any proper purpose:
(a)
gives the Seller and its officers, employees and agents authorised in writing for the purpose of this clause 8.2 reasonable access during normal business hours to, and copies (at the Seller's cost) of any of those said records which the Company or
HVSL possess; and
(b)
gives the Seller and its officers, employees and agents authorised in writing for the purpose of this clause 8.2 the use of any computer facilities needed to access any of those records that are computerised,
provided that the Seller and its officers, employees and agents must comply with the confidentiality provisions of clause 20 in relation to records accessed under this clause 8.2 and may be denied or refused access by the Buyer if, in the Buyer's opinion, the access required by the Seller is reasonably likely to give rise to a waiver of any legal professional privilege or accountant's concession.
9.
WARRANTIES OF THE SELLER
9.1
Warranties
The Seller warrants to the Buyer, that:
(a)
each of the Warranties set out in Schedule 2 (qualified as provided in clause 10) is true as at the date of this document; and
(b)
each of the Warranties set out in Schedule 2 (qualified as provided in clause 10) will be true as at the Completion Date.
9.2
Interpreting Warranties
(a)
Each Warranty (including any Claim for breach of a Warranty) is subject to clause 10.
(b)
Each Warranty is a separate warranty and its meaning is not affected by any other Warranty.
9.3
No reliance other than on Warranties
(a)
The Seller acknowledges that the Buyer has executed this document and agreed to take part in the transactions that this document contemplates in reliance on the
Warranties that are made in this clause 9.
(b) The Buyer acknowledges, and also represents and warrants, that:

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
21
(i)
except for the Warranties, neither the Seller nor any Seller Affiliate has made or makes any express or implied representation or warranty at all;
(ii)
neither the Seller nor any Seller Affiliate has made or makes, and no person has relied on, any express or implied representation as to:
(A)
the accuracy, completeness or otherwise of anything set out in a recital, schedule, exhibit or annexure to this document;
(B)
the physical condition or suitability for any particular purpose or functionality or lack of defects of any assets or infrastructure owned or used by the Sale Group Companies;
(C) markets or supplies;
(D) future matters, including future costs, revenues or profits; or
(E)
the accuracy, completeness or reasonableness of any projection, forecast or forward looking information (including ore reserves), or of any assumptions on which they are based; and
(iii)
without limiting the foregoing, except for the Warranties, no statements, representations, warranties or promises have induced or influenced the
Buyer to enter into this document or agree to any or all of its terms, been relied on in any way as being accurate, been warranted as being true or been taken into account as being important to their decision to enter into this document or agree to any of its terms.
(c)
To the fullest extent permitted by law, every condition, guarantee, warranty, term, provision, representation or undertaking (whether express, implied, written, oral, collateral, statutory or otherwise) except the Warranties is excluded.
(d) To the extent permitted by law, the Buyer:
(i)
agrees not to make, and releases any right it may have to make, against the
Seller any Claim based on Part 7.10 (including section 1041H) of the
Corporations Act, Part 2 Division 2 (including sections 12DA and 12DB) of the Australian Securities and Investments Commission Act 2001 (Cth), the
Australian Consumer Law (including sections 4, 18 and 29 of the
Competition and Consumer Act 2010 (Cth)) or any corresponding provision of any State or Territory legislation, or a similar provision under any other law, for any act or omission or for any statement or representation about any of those things which is not expressly contained in this document; and
(ii) agrees with the Seller not make any such Claim against a Seller Affiliate, and must ensure that no member of the Buyer Group, and no officer, employee, agent or adviser of the Buyer or a member of the Buyer Group, brings any such
Claim against the Seller or a Seller Affiliate.
9.4
Buyer due diligence
The Buyer acknowledges, and warrants to the Seller, that:
(a)
MCG holds a 50% interest in the Hidden Valley Joint Venture and HVSL and is a
member of the Buyer Group and, accordingly, the Buyer is familiar with the Hidden
Valley Joint Venture, the Hidden Valley Business, HVSL and the operations of HVSL;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
22
(b)
the Buyer and its representatives have had an opportunity to conduct a due diligence investigation and evaluation of the Company and to review the Disclosure
Materials, and have used that opportunity;
(c) the Buyer:
(i)
has made, and relies on, its own searches, investigations, enquiries and knowledge of the Hidden Valley Business and the Buyer Group's knowledge of the Hidden Valley Business (including the knowledge of MCG);
(ii)
has had independent legal, tax, financial and technical advice relating to the purchase of the Sale Group Companies and the terms of this document and the documents to be executed pursuant to it;
(iii)
has made and is relying on its own independent investigation, analysis and evaluation of the information provided by the Seller (including the Disclosure
Materials) and of other information which it considers relevant;
(iv)
acknowledges, without limiting any other provision of this document, that the assets of the Company are to be delivered on an 'as is, where is' basis; and
(v)
has satisfied itself in relation to matters revealed by its enquiries, investigation, analysis and evaluation; and
(d)
as at the date of this document, neither the Buyer nor any member of the Buyer
Group knows of, or has any ground to suspect, anything which is, or would be likely with the lapse of time or giving of notice (or both) to become, a breach of any
Warranty.
9.5
Mitigation of losses
(a)
Upon becoming aware of a Loss or circumstances which could reasonably be expected to give rise to a Loss, for which a Claim could be made against the Seller under or in respect of this document, the Buyer must take, and must ensure each other member of the Buyer Group (including any Sale Group Company) takes, all reasonable action to mitigate such Loss.
(b)
Nothing in this document restricts or limits any general obligation at law to mitigate any Loss.
9.6
No merger
The Warranties are continuing Warranties and do not merge on Completion but remain in full force.
10.
LIMITATIONS ON CLAIMS AGAINST SELLER
10.1
Disclosures
No Warranty is breached by reason of, and the Seller is not liable to the Buyer or any other member of the Buyer Group for breach of any Warranty in respect of, any fact, matter or circumstance:
(a) fairly disclosed in or identifiable from:
(i) the Disclosure Materials; or

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
23
(ii)
any other information in or referred to in any written or recorded material
(including financial statements) concerning the Company, provided by or on behalf of the Seller to the Buyer before the date of this document;
(b)
fairly disclosed in any publicly available information, including which the Buyer would have been aware had it conducted searches of records open to public inspection; or
(c)
of which the Buyer, any member of the Buyer Group, or any of their respective employees, officers and agents, knows before the date of this document, including by virtue of the matters referred to in clause 9.4(a).
The Warranties are qualified by each such fact, matter and circumstance.
10.2
Limitations
No Warranty is breached by reason of, and the Seller is not liable to the Buyer or any other person for breach of any Warranty or any other provision (including any indemnity, including a Tax Indemnity) in this document in respect of, any fact, matter or circumstance:
(a)
to the extent that it arises from the ordinary trading activities of the Hidden Valley Business;
(b)
which arises from any change after the date of this document in any law or in its interpretation or in any administrative practice or ruling of a Government Agency
(even if the change has retrospective effect);
(c)
to the extent that it arises from a change in accounting policies or procedures from those used by the Sale Group Company concerned before Completion or it arises from application by a Sale Group Company of accounting policies inconsistently with their application before Completion;
(d)
to the extent that it is caused by, or contributed to by, any act, omission, transaction or arrangement:
(i)
of or by or on behalf of the Buyer or the Buyer Group (including after
Completion, the Sale Group Companies);
(ii)
of or by or on behalf of the Seller, or any other person, at the request of or with the consent of the Buyer; or
(iii)
implementing, or permitted by, the terms of this document or of any other agreement, transaction or arrangement contemplated by it; or
(e) which arises in respect of a Claim between Sale Group Companies.
10.3
No liability if Loss is otherwise compensated for
The Buyer may only recover once for the same Loss, and the Seller is not liable to the
Buyer or any other member of the Buyer Group for Loss to the extent:
(a)
that the same Loss has been recovered in another Claim or the subject of the Claim is made good or is compensated for without cost to the Buyer or by any other member of the Buyer Group;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
24
(b)
of an amount equal to any reduction in present or future Tax, Tax rebate or Tax credit received or receivable by the Buyer or by any other member of the Buyer
Group in respect of the amount or matter the subject of the relevant Claim;
(c)
that there are any corresponding savings by, or net benefit to, the Buyer or any other member of the Buyer Group; or
(d) that the Buyer or any other member of the Buyer Group:
(i)
actually recovers an amount from a person other than the Seller or a Seller
Affiliate (for example, issuing a demand, making an insurance claim, suing for tort or claiming under an indemnity); or
(ii)
has a right to so recover but has failed to take reasonable steps to seek recovery.
10.4
Repayments to Seller
If the Seller pays the Buyer an amount in respect of a Claim for a breach of Warranty or otherwise under or in connection with this document and the Buyer or a member of the
Buyer Group (including a Sale Group Company) later receives from some other person any sum or anything (money, credit or benefit) in respect of any matter giving rise to that
Claim or mitigates its loss, the Buyer must immediately repay to the Seller the lesser of:
(a)
the amount paid by the Seller for the relevant Claim plus interest on the amount from the date of receipt or mitigation to the date of repayment calculated on a daily basis at the Interest Rate; and
(b)
the sum (including any interest) received or an amount equal to the value of the thing received or equal to the value of the benefit of that mitigation, less all reasonable costs incurred in obtaining the amount, thing or benefit.
10.5
Claims for consequential loss
To the full extent permitted by law, the Seller is not liable (whether in negligence or otherwise) to the Buyer for any Loss or Claim to the extent that it is for indirect or consequential loss (including loss of profit of any nature whatsoever, loss of expected savings, loss of opportunity, loss or reduction of goodwill and damage to reputation) in connection with any right or remedy conferred on the Buyer by law, or any liability of the
Seller to the Buyer, as a result of, or in connection with this document.
10.6
Thresholds
The Buyer must not make any Claim against the Seller under or in connection with this document (except under clause 11 in relation to Third Party Claims, and clause 12 in relation to the Tax Indemnity) or the transactions contemplated by it unless the amount of the Loss suffered or incurred by the Buyer is more than USD[***].
10.7
Time limit and remedy
The Buyer must not make any Claim under or in connection with this document or the transactions contemplated by it and the liability of the Seller for such a Claim is absolutely barred, unless:
(a)
the Buyer gives to the Seller notice of the Claim setting out the fact, matter or circumstance which gives rise to the Claim, the nature of the Claim, the amount claimed and how the amount is calculated:

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
25
(i)
as soon as reasonably practicable after the Buyer has become aware of the facts giving rise to the Claim; and
(ii) within
[***]
months after Completion;
(b)
the Seller has failed to remedy the breach or non-compliance giving rise to the
Claim within 20 Business Days after receipt of that notice; and
(c)
legal proceedings for the Claim have been properly issued and validly served on the
Seller within three months after receipt of that notice.
10.8
Contingent Liabilities
The Seller is not liable under this document in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual Loss or liability. To avoid doubt, this does not prevent the Buyer from giving notice of any Claim arising under this document in respect of any such contingent liability.
10.9
Liability of Seller to Buyer
To the extent that the Buyer's right to make a Claim under or in connection with this document or the transactions contemplated by this document is limited or excluded by this clause 10, the Claim and the Seller's liability is absolutely barred, and the Buyer must not make such a Claim against the Seller.
10.10
Fraud
None of the limitations of liability in this document (including those set out in this clause 10) applies in relation to any Claim to the extent that such Claim is proven to have arisen or increased due to an act or omission of a party that constitutes fraud, dishonesty or wilful misconduct or that was or is done or not done in bad faith.
11.
THIRD PARTY CLAIMS AFTER COMPLETION
11.1
Notification
The Buyer must, as soon as the Buyer becomes aware of a Third Party Claim after
Completion, promptly notify the Seller of the Third Party Claim (giving full details).
11.2
Seller must take over Claim
(a)
The Seller must as soon as practicable take over, conduct, negotiate, defend or settle any Third Party Claim notified to it under clause 11.1 at its own expense.
(b)
The Buyer must provide all reasonable assistance in respect of the Third Party Claim as the Seller reasonably requests. In particular, the Buyer must and must ensure that the Buyer Group does:
(i)
not make any admission of liability, agreement, settlement or compromise to or with any third party about the Third Party Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);
(ii)
take any action at the reasonable request of the Seller to defend the Third
Party Claim or to refer the Third Party Claim to any form of alternative dispute resolution;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
26
(iii)
at the request of the Seller give information and access to personnel, premises, plant, goods, documents and records to the Seller and to its professional advisers to defend or assist in defending the Third Party Claim;
and
(iv)
authorise legal or other professional advisers nominated by the Seller to act in respect of the Third Party Claim on behalf of the Sale Group Company concerned, but in accordance with the instructions of the Seller.
(c)
The Seller must keep the Buyer reasonably informed of the progress of any Third
Party Claim it takes over under this clause 11.2.
11.3
Buyer to keep Seller informed
Unless and until the Seller takes over a Third Party Claim notified to it, the Buyer must, and must procure that each other member of the Buyer Group:
(a) diligently pursues and manages the Third Party Claim;
(b)
fully informs the Seller about the actions taken by it in relation to the Third Party
Claim by regular reports that include a summary of any material discussion with the opposite party to the Third Party Claim; and
(c)
not make any proposal to admit liability or compromise, settle or agree the Third
Party Claim.
11.4
No liability
The Seller and/or Newcrest (as applicable) are not liable for any Claim for breach of
Warranty, under the Tax Indemnity or in respect of any other matter in this document to the extent that the Claim relates to a Third Party Claim for which the Buyer or a member of the Buyer Group has admitted liability in whole or part, without the prior written consent of the Seller or Newcrest.
12.
TAX INDEMNITY
12.1
Tax Indemnity
Subject to Completion and this clause 12, the Seller or Newcrest must pay to the Buyer on demand an amount equal to the amount needed to indemnify the Company against any amount of Tax payable by the Company under any Assessment to the extent that the Tax arises from or relates to:
(a)
any income, profit or gain earned, accrued or received at or before the Economic
Transfer Date;
(b)
disallowance of an income tax deduction for an expense, loss or outgoing incurred at or before the Economic Transfer Date;
(c)
any withholding required to be made or any notice required to be given at or before the Economic Transfer Date;
(d)
any additional Tax payable by the Company arising from an issue of shares by the
Company as contemplated by clause 5.5(h) or the settlement of intercompany balances contemplated by clause 6.2; or
(e)
disallowance of a Tax credit or rebate of Tax, such as a dividend rebate, relating to a matter referred to in paragraphs (a), (b) or (c) of this clause 12.1.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
27
12.2
Exceptions to Tax Indemnity
The Tax Indemnity does not apply to an amount of Tax to the extent that:
(a)
it arises from any of the following occurring on or after the date of this document even if it has retrospective effect:
(i)
a ruling of a Government Agency administering any Tax (not being an
Assessment); or
(ii) a change in the practice of a Government Agency administering any Tax;
(b)
the Tax is GST which is recoverable from the recipient of a supply or for which an input tax credit is available;
(c)
it does not exceed any Tax refund, offset or credit received by the Company for a period before the Economic Transfer Date, which in either case has not been paid to the Seller or Newcrest under clause 12.4;
(d)
it arises from a change made after Completion by the Company in an election or choice for Tax purposes, from an election or choice made (or from an absence of any election or choice made) before the Economic Transfer Date;
(e)
it arises as a result of any changes, amendments or variations made by the Buyer or any member of the Buyer Group, or the Company after Completion, to any
FY2016 Tax Return (as defined below) or financial statements associated with any
FY2016 Tax Returns, or it arises as a result of any breach by Buyer of its obligations;
(f)
it arises from an election or choice made after Completion without the fully informed prior written consent of the Seller or Newcrest in connection with any Tax return or a request to amend an assessment in relation to any period before the Economic
Transfer Date; or
(g)
it relates to the sum of money already paid by the Company to HVSL in respect of the Company's share of royalties/levies (which are part of 'Taxes' as defined)
relating to the period prior to the Economic Transfer Date (but, for the avoidance of doubt, the Tax Indemnity nonetheless applies to the Company's share of any royalties/levies relating to the period prior to the Economic Transfer Date in excess of the amount already so paid).
12.3
Pre-conditions to Claim under Tax Indemnity
The Tax Indemnity does not apply unless the Buyer has satisfied each of the following conditions:
(a)
the Buyer gives the Seller a copy of any Assessment for the Tax concerned within 5
Business Days after the day the Assessment;
(b)
the Buyer gave the Seller and Newcrest notice within 10 Business Days after the
Buyer becoming aware of any matter that might have led to the making or issue of that Assessment;
(c)
the Buyer has complied with clause 12.7 in preparing any Tax return (as defined in that clause) in connection with the Tax concerned; and
(d) the Buyer complies in every respect with its obligations under this clause 12.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
28
12.4
Payment of overprovisions or refunds
The Buyer must pay to the Seller or Newcrest, or procure the Company to pay to the
Seller or Newcrest, an amount equal to:
(a)
any Tax refund, offset or credit received by the Company for a period before
Economic Transfer Date; and
(b)
any Tax refund, offset or credit received by the Buyer or the Company to the extent that it is in respect of an amount of Tax for which the Seller has made a payment under the Tax Indemnity.
12.5
Disputing Action
(a)
In this clause, Disputing Action means any action to have a matter withdrawn, reduced or postponed or any action to avoid, dispute, object to, resist, mitigate, settle, compromise, defend or appeal against the matter.
(b)
Within 15 Business Days after receiving notice from the Buyer of a Relevant
Assessment, or of a matter that may lead to the making or issue of a Relevant
Assessment, the Seller or Newcrest may by notice require the Buyer or the
Company to take Disputing Action in connection with the Relevant Assessment.
(c)
If the Seller or Newcrest requires the Buyer or the Company to take Disputing
Action in connection with a Relevant Assessment the Buyer must, and must procure that each member of the Buyer Group and (after Completion) the Company provides all reasonable assistance in respect of the Disputing Action as the Seller reasonably requests and does each of the following:
(i) takes such Disputing Action as is requested by the Seller or Newcrest;
(ii)
at the request of the Seller or Newcrest, gives the Seller or Newcrest information and access to personnel, premises, plant, goods, documents and records to the Seller or Newcrest and to their professional advisers as is necessary to take such Disputing Action; and
(iii)
authorises legal or other professional advisers nominated by the Seller or
Newcrest to act in respect of the Disputing Action on behalf of the Buyer or the Company, but in accordance with the instructions of the Seller or
Newcrest.
(d)
All costs (including costs on a client-solicitor basis) incurred by the Buyer or the
Company in taking Disputing Action pursuant to a notice from the Seller requiring it to do so shall be borne by the Seller or Newcrest and repaid to the Buyer and the
Company on demand.
12.6
Buyer to keep Seller and Newcrest informed
Unless and until the Seller or Newcrest notifies the Buyer to take Disputing Action in connection with a Relevant Assessment, or a matter that may lead to the making or issue of a Relevant Assessment, notified to the Seller or Newcrest under clause 12.5, the Buyer must, and must procure that each other member of the Buyer Group and (after
Completion) the Company:
(a)
does not make any admission of liability, agreement, settlement or compromise in relation to the Relevant Assessment, or in relation to any matter that may lead to the making or issue of a Relevant Assessment, without the prior written consent of the Seller;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
29
(b)
fully informs the Seller and Newcrest about the actions taken by it in relation to the
Relevant Assessment, or in relation to any matter that may lead to the making or issue of a Relevant Assessment; and
(c)
gives the Seller and Newcrest at least 15 Business Days' notice of any proposal by it to admit liability or compromise, settle or agree the Relevant Assessment, or any matter that may lead to the making or issue of a Relevant Assessment.
12.7
Tax returns
(a)
In this clause 12.7 and clause 12.8, Tax return means any Tax return and also anything which operates as an Assessment (or as the basis for an Assessment) of the Tax concerned, such as a request for a Tax opinion from the Internal Revenue
Commission, an election, a Tax return, an amended Tax return or a request for an amended Assessment of Tax. This clause applies only:
(i)
to a Tax return of the Company which relates in part to a period commencing on or after 1 July 2016 up to and including the Economic
Transfer Date; and
(ii)
to a Tax return of the Company for any period, to the extent that the Tax return may relate to an amount of Tax which could be claimed from the
Seller or Newcrest under this document.
(b)
The Buyer must ensure that any such Tax return which is prepared or lodged by the
Company after Completion and which covers both pre and post Economic Transfer
Date periods:
(i) is prepared with due care, skill and diligence;
(ii)
is prepared in a manner consistent with the practice, methodology, position taken, treatment, calculation of Tax, elections and choices for Tax returns of the Company before the Economic Transfer Date;
(iii)
is prepared in full and timely consultation with the Seller to the extent of pre-Economic Transfer Date transactions;
(iv)
a summary of the tax return treatment of pre-Economic Transfer Date transactions is delivered to the Seller for its review, comment and approval
(which approval shall not be unreasonably withheld, conditioned or delayed)
at least thirty Business Days prior to the due date for filing thereof;
(v)
is revised to reflect any comments received from the Seller not later than fifteen Business Days before the due date for filing thereof;
(vi)
is prepared and lodged with the fully informed prior written approval of the
Seller in relation to pre Economic Transfer Date transactions; and
(vii)
is prepared and lodged on time and in accordance with applicable law
(except to the extent that any delay was caused by the Seller).
12.8
FY2016 Tax Return
(a)
The Seller or Newcrest shall prepare, or cause to be prepared, at their cost, the Tax return (and the associated financial statements of the Company) that is required to be filed by or with respect to the Company for the Tax period that ends on 30 June
2016 (the FY2016 Tax Return).

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
30
(b)
The Buyer shall provide the Seller or Newcrest with all assistance and information it requires to enable it to prepare the FY2016 Tax Return (and the associated financial statements of the Company).
(c) The Seller or Newcrest shall deliver, or cause to be delivered, to the Buyer:
(i)
draft financial statements of the Company for the period ended 30 June
2016 by 31 October 2016; and
(ii) a draft of the FY2016 Tax Return by 30 November 2016.
(d)
The Seller or Newcrest will consult with the Buyer in good faith in relation to the finalisation of the draft financial statements referred to in clause 12.8(c)(i).
(e) The parties acknowledge and agree that:
(i)
the financial statements of the Company for the period ended 30 June 2016 and the FY2016 Tax Return must be prepared in accordance with the Seller
Group's accounting standards and policies and tax standards, practices and policies;
(ii)
the audit of the financial statements of the Company for the period ended
30 June 2016 shall be undertaken by the Company's auditors, being Ernst &
Young PNG, based on the financial statements finalised under clause 12.8(d)
and clause 12.8(e)(i);
(iii)
the Seller or Newcrest shall be responsible for facilitating the audit and liaising with the Company's auditors and the Seller shall bear the cost of the audit fees charged to the Company by the Company's auditors in respect of such audit; and
(iv)
the Buyer shall procure that the Company provides the Seller, Newcrest and the Company's auditors with all reasonable assistance and access to enable such audit to be completed.
(f) The Seller or Newcrest shall deliver, or cause to be delivered, to the Buyer:
(i)
the audited financial statements of the Company for the period ended 30
June 2016 by 30 November 2016; and
(ii) the FY2016 Tax Return by 15 December 2016.
(g) The Buyer shall procure that:
(i)
the directors of the Company promptly sign the audited financial statements provided pursuant to clause 12.8(f)(i) without amendment; and
(ii)
the Company signs and files the FY2016 Tax Return without amendment by its due date and provides a copy to the Seller or Newcrest,
and the Buyer shall procure that no amendments to the FY2016 Tax Return or the audited financial statements are made thereafter, except with the prior written consent of the Seller or Newcrest.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
31
12.9
Tax audits
To the extent that any Tax audit of the Company required by the Internal Revenue
Commission of PNG after Completion relates to any period before the Economic Transfer
Date:
(a)
the Buyer, the Seller and Newcrest must each co–operate and give each other all reasonable assistance they can provide concerning the audit; and
(b)
the Seller and Newcrest must indemnify the Buyer and the Company against, and pay the amount of, all costs and expenses of the Buyer or of the Company in connection with the audit (including any legal and accounting expenses and internal costs).
13.
GST
13.1
GST on incidental supplies and claims
(a)
If GST is or will be payable on a supply made under or in connection with this document, to the extent that the consideration otherwise provided for that supply under this document is not stated to include an amount in respect of GST on the supply:
(i)
the consideration otherwise provided for that supply under this document is increased by the amount of that GST; and
(ii)
the recipient must make payment of the increase as and when the consideration otherwise provided for, or relevant part of it, must be paid or provided or, if the consideration has already been paid or provided, within seven days of receiving a written demand from the supplier.
(b)
If there is an adjustment event in relation to a supply which results in the amount of GST on a supply being different from the amount in respect of GST already recovered by the supplier, as appropriate, the supplier within 14 days of becoming aware of the adjustment event:
(i)
may recover from the recipient the amount by which the amount of GST on the supply exceeds the amount already recovered by giving seven days written notice; or
(ii)
must refund to the recipient the amount by which the amount already recovered exceeds the amount of GST on the supply to the extent that the supplier is entitled to a refund or credit from the Internal Revenue
Commission; and
(iii)
must issue an adjustment note or tax invoice reflecting the adjustment event in relation to the supply to the recipient within 28 days of the adjustment event except where the recipient is required to issue an adjustment note or tax invoice in relation to the supply.
(c)
The right of the supplier to recover any amount in respect of GST under this document on a supply is subject to the issuing of the relevant tax invoice or adjustment note to the recipient within the time period within which the recipient is otherwise entitled to the relevant input tax credit except where the recipient is required to issue the tax invoice or adjustment note.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
32
(d)
If the GST Law changes after the date of this document to change the amount of
GST on a supply, any consideration that expressly includes GST must be adjusted to reflect the change in the GST Law.
(e)
If a party provides a payment for or any satisfaction of a Claim or a right to Claim under or in connection with this document (for example, for misrepresentation or for a breach of any Warranty or warranty of the Buyer or for indemnity or for reimbursement of any expense) that gives rise to a liability for GST, the provider must pay, and indemnify the claimant on demand against, the amount of that GST.
(f)
If a party has a Claim under or in connection with this document for a cost on which that party must pay an amount for GST, the claim is for the cost plus the amount for GST (except any amount for GST for which that party is entitled to an input tax credit).
(g)
If a party has a Claim under or in connection with this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable as reimbursement for GST (whether that amount is separate or included as part of a larger amount).
14.
WARRANTIES BY THE BUYER AND HARMONY GOLD
14.1
Warranties of the Buyer and Harmony Gold
Each of the Buyer and Harmony Gold warrants to the Seller and Newcrest that each of the statements in Schedule 3:
(a) is true as at the date of this document; and
(b) will be true as at the Completion Date.
14.2
Reliance on Buyer and Harmony Gold's representations and warranties
The Buyer and Harmony Gold acknowledges that the Seller and Newcrest have executed this document and agreed to take part in the transactions that this document contemplates in reliance on the representations and warranties that are made in this clause 14.
15.
WARRANTIES BY NEWCREST
15.1
Warranties of Newcrest
Newcrest warrants to the Buyer and Harmony Gold that each of the statements in
Schedule 4:
(a) is true as at the date of this document; and
(b) will be true as at the Completion Date.
15.2
Reliance on Newcrest's representations and warranties
Newcrest acknowledges that the Buyer and Harmony Gold have executed this document and agreed to take part in the transactions that this document contemplates in reliance on the representations and warranties that are made in this clause 15.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
33
16.
HARMONY GOLD PERFORMANCE GUARANTEE - MINE CLOSURE
16.1
Performance guarantee
Subject to Completion occurring and to clause 16.2, for valuable consideration and in order to induce the Seller and Newcrest to enter into this document, Harmony Gold unconditionally and irrevocably undertakes to the Seller and Newcrest that Harmony Gold must, or must procure, that closure and rehabilitation of the Hidden Valley Mine occurs to a standard which:
(a)
complies with the requirements of the Mining Act and any other applicable laws of
PNG; and
(b)
is in accordance with a mine closure plan agreed with the relevant regulator from time to time.
16.2
Notification
Harmony Gold shall not be liable for a breach of clause 16.1 unless:
(a)
the Seller or Newcrest gives to Harmony Gold notice of the breach setting out (but only to the extent that the Seller or Newcrest is reasonably able to provide the following information) the circumstance which gives rise to the breach and the nature of the breach (specifying whether it considers that the breach is capable of remedy, and if it is not, the amount claimed by way of its estimate of damages) as soon as reasonably practicable after the Seller or Newcrest have become aware, or have a reasonable basis to consider, that a breach has occurred; and
(b)
if the breach is capable of being remedied, the notice under paragraph (a) must provide the breach is to be remedied by Harmony Gold as soon as is reasonably practicable having regard to the nature of the breach (including having regard to the requirement of any relevant law or direction of a Government Agency), and in any event no more than twelve months after giving of the notice.
16.3
Remedies
(a)
If the breach of clause 16.1 is capable of being, but is not, remedied by Harmony
Gold within the time specified in clause 16.2(b), then the Seller or Newcrest must first seek an order for specific performance of the obligations of Harmony Gold under this clause 16 before seeking an order for damages in respect of the relevant breach.
(b)
Harmony Gold acknowledges and agrees that a breach of its obligations under this clause 16 will not be capable of remedy or compensation by the payment of damages only, and agrees that the Seller or Newcrest will be entitled to an order for specific performance in relation to such breach.
(c) If:
(i)
clause 16.3(a) did not apply as the breach of clause 16.1 is not capable of being remedied; or
(ii)
clause 16.3(a) did apply but an order for specific performance is declined, notwithstanding the acknowledgement in clause 16.3(b),
then Harmony Gold acknowledges and agrees that the Seller or Newcrest are entitled to seek damages for breach of the obligations of Harmony Gold under this

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
34
clause 16 (including any costs of enforcement on a solicitor-own client basis in respect of any actions taken by them under this clause 16).
16.4
Principal obligations
The obligations of Harmony Gold under this clause 16 are absolute, unconditional and irrevocable and:
(a)
are principal obligations of Harmony Gold and not ancillary or collateral to any other right or obligation; and
(b)
may be enforced against Harmony Gold without the Seller first being required to exhaust any remedy it may have against any other person.
16.5
Continuity
This clause 16 is a continuing guarantee and remains in full force and effect notwithstanding Completion.
16.6
Liability unaffected by other events
The liability of Harmony Gold under this clause 16 extends to and is not affected by, any circumstance, act or omission which, but for this provision, might otherwise affect it at law or in equity including, whether with or without the consent of Harmony Gold:
(a)
the grant to the Buyer, MCG or the Sale Group Companies of any time, waiver or other indulgence or concession;
(b)
either the Seller or Newcrest exercising or refraining from exercising its rights under any security or any other rights, powers or remedies against the Buyer, MCG or the Sale Group Companies;
(c)
any failure, omission or delay by the Seller, Newcrest, the Buyer, MCG or the Sale
Group Companies to give notice to Harmony Gold of any default by the Buyer, MCG or the Sale Group Companies under this document; and
(d)
any legal limitation, disability, incapacity or other circumstances related to the
Buyer, MCG or the Sale Group Companies.
16.7
Variation of rights and cumulative remedies
(a)
The exercise of a right partially or on one occasion does not prevent any further exercise of that right in accordance with the terms of this document. Neither a forbearance to exercise a right nor a delay in the exercise of a right operates as an election between rights or a variation of the terms of this document.
(b)
The rights, powers and remedies provided to the Seller and Newcrest in this clause 16 are cumulative and not exclusive of any rights, powers or remedies provided at law or in equity or by any agreement, including this document.
16.8
No withholdings
Harmony Gold must make all payments which may be or become due under this clause 16 free and clear, and without deduction, of all present and future withholdings (including
Taxes) unless compelled by law. If Harmony Gold is compelled by law to deduct any withholding, it must pay to the Seller or Newcrest an amount equal to the withholding in addition to any payment due under this clause 16.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
35
16.9
Currency
All payments which Harmony Gold is liable to pay to the Seller and Newcrest under this clause 16 are to be free of any commissions and expenses relating to foreign currency conversion or any other charge or expense.
16.10
No set-off
Harmony Gold has no right to set-off, deduct or withhold any moneys which it is liable to pay to the Seller or Newcrest under this clause 16 against any moneys which the Seller or
Newcrest is liable to pay to the Buyer, MCG, the Sale Group Companies or Harmony Gold
whether under this document or otherwise.
16.11
Limitations not applicable
For the avoidance of doubt, the limitations on liability set out in clause 10 (limitations on claims against Seller), clause 17.3(a)(ii) (10 years) and clause 17.15 (USD35 million) do not apply to the liability of Harmony Gold under this clause 16.
16.12
Force Majeure
Harmony Gold's obligations under this clause 16 do not apply to the extent that, and for the duration that, any occurrence, circumstance or omission (other than an occurrence, circumstance or omission on the part of Harmony Gold which, but for the operation of this clause, would be a breach of its obligations under this document) prevents or delays
Harmony Gold or the Hidden Valley Mine from complying with clause 16.1 (other than making a payment for the purpose of achieving compliance with this clause) and that occurrence, circumstance or omission is beyond the reasonable control of Harmony Gold or the Hidden Valley Mine, including (provided the following are beyond the reasonable control of Harmony Gold or the Hidden Valley Mine and subject to clause 16.13) large scale in-migration, alluvial mining hindering safe access to the Hidden Valley Mine, civil unrest, riots or disturbances, forces of nature, inability to obtain equipment or materials due to a supplier claiming force majeure and action or inaction by a Government Agency
(Force Majeure Occurrence).
16.13
Best endeavours to overcome Force Majeure Occurrence
Where clause 16.12 applies, Harmony Gold must use its best endeavours to remove, overcome or minimise the effects of the Force Majeure Occurrence as quickly as possible.
This does not require Harmony Gold to settle any dispute with a Government Agency or landowners at the Hidden Valley Mine in any way that it considers inappropriate (acting reasonably).
17.
HARMONY GOLD INDEMNITY FOR RELEVANT LIABILITIES
17.1
Definitions
In this clause 17, Relevant Liabilities means any Liability (whether relating to the period, or any facts, matters or circumstances, before, on or after the Economic Transfer
Date) in connection with the Hidden Valley Mine, the Hidden Valley Joint Venture, or the
Hidden Valley Business and, without limiting the foregoing, includes any and all environmental, mine closure or rehabilitation Liabilities of any kind whatsoever including under any applicable law or Authorisation and any Liability in relation to the Watut
Litigation.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
36
17.2
Indemnity
(a)
Subject to Completion occurring and to clause 17.3, for valuable consideration and in order to induce the Seller and Newcrest to enter into this document, Harmony
Gold indemnifies the Seller and Newcrest, and agrees to hold the Seller and
Newcrest, harmless from and against all Relevant Liabilities.
(b)
Harmony Gold must not bring or pursue, and must procure that no related body corporate brings or pursues, a Claim against the Seller or Newcrest or any member of the Seller Group (including by joining them to any action or proceeding) in respect of any matter which is the subject of the Relevant Liabilities.
17.3
Notification procedure
Harmony Gold shall not be liable for any Claim under the indemnity given in clause 17.2 unless:
(a)
the Seller or Newcrest gives to Harmony Gold notice of the Claim setting out the circumstance which gives rise to the Claim, the nature of the Claim and the action required of Harmony Gold (including, if relevant, payment of money):
(i)
as soon as reasonably practicable after the Seller or Newcrest have become aware of the Claim; and
(ii) within
[***]
years after the Economic Transfer Date; and
(b)
legal proceedings for the Claim have been properly issued and validly served on
Harmony Gold within a period of [***]months from the date on which the notice referred to in paragraph (a) is given.
17.4
Principal obligations
The obligations of Harmony Gold under this clause 17 are absolute, unconditional and irrevocable and:
(a)
are principal obligations of Harmony Gold and not ancillary or collateral to any other right or obligation; and
(b)
may be enforced against Harmony Gold without the Seller or Newcrest first being required to exhaust any remedy they may have against any other person.
17.5
Liability unaffected by other events
The liability of Harmony Gold under this clause 17 extends to and is not affected by, any circumstance, act or omission which, but for this provision, might otherwise affect it at law or in equity including, whether with or without the consent of Harmony Gold:
(a)
the grant to the Buyer, MCG or the Sale Group Companies of any time, waiver or other indulgence or concession;
(b)
the discharge or release of the Buyer, MCG or the Sale Group Companies from any liability or obligation;
(c) any transaction or arrangement that may take place between the parties;
(d)
the occurrence of an Insolvency Event in relation to the Buyer, MCG or the Sale
Group Companies;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
37
(e)
either the Seller or Newcrest exercising or refraining from exercising its rights under any security or any other rights, powers or remedies against the Buyer, MCG or the Sale Group Companies;
(f)
any failure, omission or delay by the Seller, Newcrest, the Buyer, MCG or the Sale
Group Companies to give notice to Harmony Gold of any default by the Buyer, MCG or the Sale Group Companies under this document; and
(g)
any legal limitation, disability, incapacity or other circumstances related to the
Buyer, MCG or the Sale Group Companies.
17.6
Variation of rights and cumulative remedies
(a)
The exercise of a right partially or on one occasion does not prevent any further exercise of that right in accordance with the terms of this document. Neither a forbearance to exercise a right nor a delay in the exercise of a right operates as an election between rights or a variation of the terms of this document.
(b)
The rights, powers and remedies provided to the Seller and Newcrest in this clause
17 are cumulative and not exclusive of any rights, powers or remedies provided at law or in equity or by any agreement, including this document.
17.7
No withholdings
Harmony Gold must make all payments which may be or become due under this clause 17 free and clear, and without deduction, of all present and future withholdings (including
Taxes) unless compelled by law. If Harmony Gold is compelled by law to deduct any withholding, it must pay to the Seller or Newcrest an amount equal to the withholding in addition to any payment due under this clause 17.
17.8
Currency
All payments which Harmony Gold is liable to pay to the Seller and Newcrest under this clause 17 are to be free of any commissions and expenses relating to foreign currency conversion or any other charge or expense.
17.9
No set-off
Harmony Gold has no right to set-off, deduct or withhold any moneys which it is liable to pay to the Seller or Newcrest under this clause 17 against any moneys which the Seller or
Newcrest is liable to pay to the Buyer, MCG, the Sale Group Companies or Harmony Gold
whether under this document or otherwise.
17.10
Notification
The Seller and Newcrest must, as soon as they become aware of a Third Party Claim
(Clause 16 and 17) after Completion, promptly notify Harmony Gold of the Third Party
Claim (Clause 16 and 17) (giving full details).
17.11
Harmony Gold take over of Third Party Claim (Clause 16 and 17)
(a)
Subject to clause 17.11(d), Harmony Gold (or another member of the Buyer Group)
must, as soon as practicable, take over, conduct, negotiate, defend or settle the
Third Party Claim (Clause 16 and 17) notified to it under clause 17.10 at their expense.
(b)
If clause 17.11(a) applies, then the Seller Group must provide all reasonable assistance in respect of the Third Party Claim (Clause 16 and 17) as Harmony Gold

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
38
(or another member of the Buyer Group) reasonably requests (at the cost of
Harmony Gold). In particular, the Seller and Newcrest must and must ensure that the other members of the Seller Group does:
(i)
not make any admission of liability, agreement, settlement or compromise to or with any third party about the Third Party Claim (Clause 16 and 17)
without the prior written consent of Harmony Gold (such consent not to be unreasonably withheld or delayed);
(ii)
take any action at the reasonable request of Harmony Gold (or another member of the Buyer Group) to defend the Third Party Claim (Clause 16 and
17) or to refer the Third Party Claim (Clause 16 and 17) to any form of alternative dispute resolution;
(iii)
at the request of Harmony Gold (or another member of the Buyer Group)
give information and access to personnel, premises, plant, goods, documents and records to Harmony Gold (or another member of the Buyer
Group) and to their professional advisers to defend or assist in defending the Third Party Claim (Clause 16 and 17); and
(iv)
authorise legal or other professional advisers nominated by Harmony Gold
(or another member of the Buyer Group) to act in respect of the Third Party
Claim (Clause 16 and 17) on behalf of the member of the Seller Group concerned, but in accordance with the instructions of Harmony Gold (or another member of the Buyer Group).
(c)
Harmony Gold (or another member of the Buyer Group) must keep the Seller and
Newcrest reasonably informed of the progress of any Third Party Claim (Clause 16 and 17) it takes over under this clause 17.11 in accordance with clause 17.12(b).
(d)
If the Seller or Newcrest reasonably considers that the Third Party Claim (Clause 16 and 17) may give rise to a liability in respect of which it is not indemnified (in whole or in part) under clause 16 or clause 17, then notwithstanding clause 17.11(a), it may at its election, itself conduct, negotiate, defend or settle the Third Party Claim
(Clause 16 and 17). Such election must be made in writing to Harmony Gold within a reasonable time after notice of the Third Party Claim has been given under clause
17.10.
(e)
If the Seller or Newcrest has made an election under clause 17.11(d), then the
Buyer Group must provide all reasonable assistance in respect of the Third Party
Claim (Clause 16 and 17) as the Seller or Newcrest reasonably requests (at the cost of the Seller or Newcrest). In particular, Harmony Gold must and must ensure that the other members of the Buyer Group:
(v)
does not make any admission of liability, agreement, settlement or compromise to or with any third party about the Third Party Claim (Clause
16 and 17) without the prior written consent of the Seller or Newcrest (such consent not to be unreasonably withheld or delayed);
(vi)
takes any action at the reasonable request of the Seller or Newcrest to defend the Third Party Claim (Clause 16 and 17) or to refer the Third Party
Claim (Clause 16 and 17) to any form of alternative dispute resolution;
(vii)
at the request of the Seller or Newcrest gives information and access to personnel, premises, plant, goods, documents and records to the Seller or
Newcrest and to their professional advisers to defend or assist in defending the Third Party Claim (Clause 16 and 17); and

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
39
(viii) authorises legal or other professional advisers nominated by the Seller or
Newcrest to act in respect of the Third Party Claim (Clause 16 and 17) on behalf of the member of the Buyer Group concerned, but in accordance with the instructions of the Seller or Newcrest.
(f)
The Seller or Newcrest must keep Harmony Gold reasonably informed of the progress of any Third Party Claim (Clause 16 and 17) in respect of which it has made an election under clause 17.11(d) in accordance with clause 17.12(b).
(g)
In respect of any Third Party Claim (Clause 16 and 17) which any member of the
Buyer Group has the conduct of under clause 17.11(a), if the Seller or Newcrest subsequently forms the view that the Third Party Claim (Clause 16 and 17) may give rise to a liability in respect of which it is not indemnified (in whole or in part)
under clause 16 or clause 17, then it shall be entitled to make an election under clause 17.11(d) and the parties shall give effect to such election.
17.12
Obligations in relation to Third Party Claims (Clause 16 and 17)
Where the Seller or Newcrest (on the one hand) or Harmony Gold or a member of the
Buyer Group (on the other hand) has the conduct of a Third Party Claim (Clause 16 and
17) they must, and must procure that each other member of the Seller Group or the
Buyer Group respectively:
(a) diligently pursue and manage the Third Party Claim (Clause 16 and 17);
(b)
fully inform the other about the actions taken in relation to the Third Party Claim
(Clause 16 and 17) by regular reports that include a summary of any material discussion with the opposite party to the Third Party Claim (Clause 16 and 17); and
(c)
do not make any proposal to admit liability or compromise, settle or agree the
Third Party Claim (Clause 16 and 17) without the prior written consent of the other
(such consent not to be unreasonably withheld or delayed).
17.13
No liability
The Seller or Newcrest (on the one hand) or Harmony Gold (on the other hand) is not liable for any Claim in respect of any other matter in this document to the extent that the
Claim relates to a Third Party Claim (Clause 16 and 17) for which the other has admitted liability in whole or part, without the prior written consent of the other under clause
17.12(c)
.
17.14
No double recovery under clauses 16 and 17
To avoid doubt, if a Claim or Liability is the subject of both clauses 16 and 17, then the
Seller and Newcrest (collectively) may only recover once for the same Loss, and Harmony
Gold is not liable to the Seller and Newcrest for Loss to the extent that the same Loss has been recovered in another Claim.
17.15
Rights and limitations
The maximum liability of Harmony Gold under this clause 17 shall not exceed USD[***] in the aggregate.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
40
18.
SELLER INDEMNITY FOR NON-HIDDEN VALLEY LIABILITIES
18.1
Definitions
In this clause 18, NHV Liabilities means any Liability in connection with the Non-Hidden
Valley Business in relation to the period prior to the Completion Date, or the non-provision by the Seller under this document of records in relation to Seller Group financing related matters, but excluding any Liability that is the subject of clause 12.1 (Tax indemnity) or otherwise relates to the Tax Indemnity.
18.2
Indemnity
(a)
Subject to Completion occurring, the Seller indemnifies the Buyer and Harmony
Gold and agrees to hold them harmless from and against all NHV Liabilities.
(b)
The Seller must not bring or pursue, and must procure that no other Seller Group member brings or pursues, a Claim against the Buyer, Harmony Gold or any other member of the Buyer Group (including by joining the Buyer or Harmony Gold to any action or proceeding) in respect of any matter which is the subject of the NHV
Liabilities.
18.3
No double recovery with Tax Indemnity
To avoid doubt:
(a) if a Claim or Liability relates to an amount of Tax payable that is the subject of clause 12.1 or otherwise relates to the Tax Indemnity, then clause 12 applies and this clause 18 does not apply; and
(b) the Buyer may only recover once for the same Loss under the Tax Indemnity and clause 18.3, and the Seller is not liable to the Buyer or any other member of the
Buyer Group for Loss to the extent that the same Loss has been recovered in another Claim.
18.4
Limitations
For the avoidance of doubt, the limitations on liability set out in clause 10.6 (thresholds)
and 10.7 (time limits and remedy) do not apply to the liability of the Seller under this clause 18.
18.5
Management of Third Party Claims
For the avoidance of doubt, clause 11 shall apply to any Third Party Claims which relate to the NHV Liabilities.
19.
COSTS AND STAMP DUTY
19.1
Costs generally
Subject to clause 19.2, each party must pay its own expenses incurred in negotiating, preparing, executing, completing and carrying into effect this document.
19.2
Stamp duty generally
The Buyer is solely responsible for, and must indemnify the Seller against, any duty including any interest or penalty that is payable on or in relation to:
(a) this document;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
41
(b)
the sale, purchase, assignment or transfer of any property under this document;
and
(c) any instrument or transaction that this document contemplates.
20.
CONFIDENTIALITY AND ANNOUNCEMENT
20.1
General
Each party must treat the terms of this document and all of the documentation and transactions contemplated by them as confidential information and no announcement or communication relating to the negotiations of the parties or to the existence, subject matter or terms of this document or the transactions contemplated by this document may be made or authorised by a party unless:
(a)
the other parties have first given their written consent (such consent not to be unreasonably withheld);
(b)
the disclosure is to the party's related bodies corporate, officers, employees, consultants, professional advisers, bankers, financial advisers or financiers on a need to know basis and those persons undertake to keep confidential any information so disclosed;
(c)
the disclosure is to a person whose consent is required under this document or is necessary or desirable for a transaction contemplated by it;
(d)
the disclosure occurs for the purposes of a party filing a copy of the document with a Court in the course of legal proceedings to which this document is related;
(e) the disclosure is made to the extent reasonably needed to comply with:
(i) any applicable law; or
(ii)
the listing rules applicable to the party (or a related body corporate of the party); or
(f)
the disclosure is of information which is in or which enters the public domain through no fault of the party disclosing it or any of its officers, employees or agents, but the party must promptly give notice of the intended disclosure to, and consult with, the other parties to the extent practicable, and use its reasonable endeavours to minimise any such disclosure and to ensure that the information so disclosed will be treated confidentially.
20.2
ABC
Nothing in this document shall prevent or hinder a party from reporting alleged corporate misconduct to any regulator under any ABC Legislation or “whistle-blower” protection law or rule and does not prohibit or seek to impede a party from communicating directly with any regulator about a possible securities law violation.
20.3
Announcements
Except as required by law or the rules of any stock exchange, all press releases and other public announcements relating in any way to this document must be in terms agreed by the parties.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
42
21.
NOTICES
21.1
How to give a notice
A notice, consent or other communication under this document is only effective if it is:
(a) in writing, signed by or on behalf of the person giving it;
(b) addressed to the person to whom it is to be given; and
(c)
delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) or sent by email to that person's address set out in clause 21.3.
21.2
When a notice is given
A notice, consent or other communication that complies with this clause 21 is regarded as given and received:
(a) in the case of post:
(i) within Australia – three Business Days after posting; or
(ii)
to or from a place outside Australia – seven Business Days after posting;
and
(b) in the case of email, in the case of email, the earlier of:
(i)
the time that the sender receives an automated message from the intended recipient's information system confirming delivery of the email;
(ii)
the time that the email is first opened or read by the intended recipient, or an employee or officer of the intended recipient; and
(iii)
two hours after the time the email is sent (as recorded on the device from which the sender sent the email) unless the sender receives, within that two hour period, an automated message that the email has not been delivered, but in the case of delivery by email, where the notice would be taken to be received at a time that is later than 7pm in the place where it is taken to be received, it will be conclusively taken to have been duly given or made at the start of business on the next business day in that place.
21.3
Address for notices
A person's mail address is set out below, or as the person notifies the sender:
Buyer
Address: Level 2, 189 Coronation Drive, Milton QLD 4064, Australia
Attention: Charles de Villiers
Email: charles.devilliers@harmonyseasia.com
Harmony Gold
Address: Randfontein Office Park, Cnr Main Reef Road and Ward Avenue,
Randfontein 1759, South Africa
Attention: Riana Bisschoff
Email: Riana.Bisschoff@harmony.co.za

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
43
Seller
Address: Level 8, 600 St Kilda Road, Melbourne VIC 3182, Australia
Attention: Martin Grant
Email: Martin.Grant@newcrest.com.au
Newcrest
Address: Level 8, 600 St Kilda Road, Melbourne VIC 3182, Australia
Attention: Company Secretary
Email: Francesca.Lee@newcrest.com.au
22.
AMENDMENT AND ASSIGNMENT
22.1
Amendment
This document can only be amended or replaced by another document executed by the parties.
22.2
Assignment
Subject to clause 22.3, a party may only assign, Encumber, declare a trust over or otherwise deal with its rights under this document with the written consent of each other party.
22.3
Assumption by New Party of obligations under clauses 16 and 17
Harmony Gold may, with the prior written consent of the Seller and Newcrest, nominate one or more entities each of which is not a member of the Buyer Group and which has or have agreed to acquire (directly or indirectly) from a member(s) of the Buyer Group the entirety of the Buyer Group's interest in the Hidden Valley Mine (New Party) to assume all (but not part) of Harmony Gold's obligations under clause 16 and clause 17 in favour of the Seller and Newcrest where:
(a)
Harmony Gold demonstrates to the Seller and Newcrest (who must act reasonably), that the New Party (either alone or jointly with a related body corporate of the New
Party) may reasonably be considered to have the financial and technical capability and resources to comply with the obligations of Harmony Gold under clauses 16 and
17; and
(b)
the New Party (and any related body corporate referred to in paragraph (a)) enters into a deed with and in favour of the Seller and Newcrest to jointly and severally assume and undertake the obligations of Harmony Gold under clauses 16 and 17, in place of Harmony Gold in the form contained in Annexure H. To avoid doubt, in addition, if the New Party comprises more than one entity, then those entities shall themselves each be jointly and severally liable for the obligations under clauses 16 and 17 (together with any relevant related body corporate of them).
23.
GENERAL
23.1
Governing law
(a)
This document and any dispute arising out of or in connection with the subject matter of this document is governed by the laws of Queensland, Australia.
(b)
Any dispute, controversy or claim arising out of, relating to or in connection with this document, including any question regarding its existence, validity or termination, shall be resolved by arbitration in accordance with the Australian

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
44
Centre for International Commercial Arbitration (ACICA) Arbitration Rules. The seat of arbitration shall be Brisbane, Australia. The language of the arbitration shall be
English. The number of arbitrators shall be three. The parties agree that section 24
(consolidation of arbitral proceedings) of the International Arbitration Act 1974
(Cth) will apply to arbitrations under this document.
23.2
Giving effect to this document
Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document and any document contemplated by this document (including the Tenement Sale Agreement (for the
Excluded Tenement) and the Asset Sale Agreement (for the Exploration Assets)).
23.3
Consents
Where this document contemplates that a party may agree, approve or consent to something (however it is described), that party may not unreasonably withhold or delay giving that agreement, approval or consent, unless this document expressly contemplates otherwise.
23.4
Operation of this document
(a)
This document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and has no further effect.
(b)
Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.
23.5
Operation of indemnities
(a)
Each indemnity in this document survives the expiry or termination of this document.
(b)
A party may recover a payment under an indemnity in this document before it makes the payment in respect of which the indemnity is given.
(c) If a provision of this document is expressed to:
(i) indemnify;
(ii) exclude or limit any liability of; or
(iii) otherwise benefit,
a person who is not a party to this document (third party), the party to this document that receives that promise and any permitted assignee of that party
(promisee) agrees that the promisee holds the benefit of that indemnity, exclusion, limitation or other benefit on trust for that third party and may enforce this document on their behalf and for their benefit.
23.6
No merger
No provision of this document merges on Completion.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH
OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE RULES
APPLICABLE TO SUCH CONFIDENTIAL TREATMENT REQUEST.
45
23.7
Counterparts
This document may be executed in counterparts. Counterparts may be exchanged electronically and do not take effect until exchanged.
23.8
Attorneys
Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

46
SCHEDULE 1
Details of Sale Group Companies
PART A
NEWCREST PNG 1 LIMITED
Company Number:
1-62603
Place of incorporation:
PNG
Issued shares:
962,642,078 shares
Registered holder of shares:
Newcrest International Pty Limited (100%)
Directors and alternate directors:
Peter John AITSI
Gerard Michael BOND
Craig Antony JONES
Francesca Yoke Moon LEE
PART B – HIDDEN VALLEY SERVICES LIMITED
Company Number:
1-63561
Place of incorporation:
PNG
Issued shares:
100 shares
Registered holder of shares:
Morobe Consolidated Goldfields Limited (50%)
Newcrest PNG 1 Limited (50%)
Directors and alternate directors:
Peter John AITSI
Thomas William HENNESSY
Gregory John JOB
Craig Antony JONES
Ian Raymond SHEPHERD
Johannes Jacobus VAN HEERDEN

47
SCHEDULE 2
Warranties of the Seller
The following statements are subject to the qualifications referred to in clause 10 of this document.
1.
The Seller
1.1
The Seller is duly incorporated and validly exists under the laws of the place of its incorporation.
1.2
The Seller has full legal capacity and power to own its property and to carry on its business.
1.3
The Seller has full legal capacity and power to enter, and has taken all corporate action that is necessary to authorise its entry, into this document.
1.4
This document constitutes legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.
1.5 The Seller is not entering into this document as trustee of any trust or settlement.
1.6 The Seller is not affected by an Insolvency Event.
1.7
As at the date of this document, no litigation, arbitration, mediation, conciliation or administrative proceeding is taking place or, to the best of the Seller's knowledge, pending or threatened whose outcome is likely to have a material adverse effect on the ability of the Seller to perform its obligations to complete the sale and purchase of the
Sale Shares.
2.
The Sale Shares
2.1 The Sale Shares are all of the issued shares in the capital of the Company.
2.2 The Seller is the beneficial owner and registered holder of each Sale Share.
2.3 The Seller has good and marketable title to the Sale Shares free from any Encumbrance.
2.4
There is no agreement, arrangement or understanding, or issued security, which calls for the present or future issue of, or gives to any person the right to require the issue of, any share in or security of the Company.
3.
Title to shares in HVSL
3.1
The Company is the beneficial owner and registered holder of 50% of the total shares issued by HVSL, free from any Encumbrance.
3.2
The Company does not hold or beneficially own any shares in or securities of any corporation (other than HVSL).
4.
Title to the Tenements
4.1
The Company is, and at the Completion Date will be, the holder and beneficial owner of a
50% interest as a tenant in common in the Tenements free from any Encumbrances other than Permitted Encumbrances.

48
5.
Disclosure Materials
5.1
The Disclosure Materials were compiled in good faith for the purposes of informing a buyer about the Non-Hidden Valley Business of the Company.
5.2
To the best of the Seller's knowledge, no material information concerning the Company in relation to any matters in connection with Non-Hidden Valley Business of the Company has been intentionally withheld by the Seller from the Disclosure Materials.
6.
Records
6.1
To the best of the Seller's knowledge, the Records are complete and no Records in relation to any material matter in connection with the Non-Hidden Valley Business or the
Hidden Valley Business of the Company have been intentionally withheld by the Seller.
7.
Activities of the Company
7.1
The Company has no interests, investments or liabilities other than in connection with the
Hidden Valley Business.
7.2
At Completion, all payments to HVSL which are due and payable by the Company prior to the Economic Transfer Date under the Joint Venture Agreement have been made in full.
7.3
To the best of the Seller's knowledge, there are no contracts to which the Company is a party other than contracts relating to the Hidden Valley Business.
8.
ABC Legislation and AML Legislation
(a)
The Seller has conducted its investment in the Company in compliance with applicable ABC Legislation and AML Legislation and has adopted policies and procedures relating to compliance with ABC Legislation and AML Legislation.
(b)
Neither the Seller, nor its officers or employees, has been the subject of any investigation, inquiry or enforcement proceedings in relation to bribery and corruption by any governmental, administrative or regulatory body in any jurisdiction in relation to its investment in the Company and, so far as the Seller is aware, none is threatened or pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.
(c)
No Official owns a direct or indirect interest in the Seller or any person that is providing services for or on behalf of the Seller and no Official has any legal or beneficial interest in any transactions contemplated under this document.
9.
Authorisations
9.1
To the best of the Seller's knowledge, as at the date of this document, the Seller has not received any written notice that the Company does not hold a material corporate
Authorisation in which it requires to carry on business as a corporation in PNG as carried on as at the date of this document (excluding any Authorisations as may be required or required in respect of the Hidden Valley Business).
10.
Absence of litigation against Company
10.1
To the best of the Seller's knowledge, the Disclosure Materials contain particulars as at the date of this document of:
(a)
all material claims received by the Company in relation to Non-Hidden Valley
Business; and

49
(b) all current legal proceedings (including litigation, arbitration, mediation, conciliation, administrative proceeding or other dispute resolution process) to which the Company is a party in relation to Non-Hidden Valley Business.
10.2
To the best of the Seller's knowledge, there is no unsatisfied judgment, order, arbitral award or decision of any court, tribunal or arbitrator, or unsatisfied settlement of proceedings in any court, tribunal or arbitration, against the Company in relation to Non-
Hidden Valley Business.
10.3
To the best of the Seller's knowledge, as at the date of this document, the Seller has not received written notice of any material dispute or Claim (other than those disclosed in the
Disclosure Materials) which may give rise to legal proceedings of any kind against the
Company in relation to Non-Hidden Valley Business.

800678682v12
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SCHEDULE 3
Representations and Warranties of the Buyer and Harmony Gold
(a)
The Buyer and Harmony Gold have conducted their business in compliance with applicable ABC Legislation and AML Legislation and have instituted, maintained and monitored policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with ABC Legislation and
AML Legislation.
(b)
Neither the Buyer nor Harmony Gold, nor its officers or employees, has been the subject of any investigation, inquiry or enforcement proceedings in relation to bribery and corruption by any governmental, administrative or regulatory body in any jurisdiction and, so far as the Buyer and Harmony Gold is aware, none is threatened or pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.
(c)
No Official owns a direct or indirect interest in the Buyer or Harmony Gold or any person that is providing services for or on behalf of the Buyer or Harmony Gold and no Official has any legal or beneficial interest in any transactions contemplated under this document.
(a)
The Buyer and Harmony Gold is duly incorporated and validly exists under the laws of the place of their incorporation.
(b)
The Buyer and Harmony Gold has full legal capacity and power to own its property and to carry on its business.
(c)
The Buyer and Harmony Gold has full legal capacity and power to enter, and has taken all corporate action that is necessary to authorise its entry, into this document.
(d)
This document constitutes legal, valid and binding obligations of the Buyer and
Harmony Gold, enforceable against the Buyer and Harmony Gold in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.
(e)
The Buyer and Harmony Gold are not entering into this document as trustee of any trust or settlement.
(f) The Buyer and Harmony Gold are not affected by an Insolvency Event.
(g)
No litigation, arbitration, mediation, conciliation or administrative proceeding is taking place or, to the best of the Buyer's knowledge, pending or threatened whose outcome is likely to have a material adverse effect on the ability of the Buyer or
Harmony Gold to perform their obligations under this document.
(h) Harmony Gold is the Ultimate Holding Company of the Buyer.

800678682v12
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SCHEDULE 4
Newcrest's Representations and Warranties
(a)
Newcrest is duly incorporated and validly exists under the laws of the place of its incorporation.
(b)
Newcrest has full legal capacity and power to own its property and to carry on its business.
(c)
Newcrest has full legal capacity and power to enter, and has taken all corporate action that is necessary to authorise its entry, into this document.
(d)
This document constitutes legal, valid and binding obligations of Newcrest, enforceable against Newcrest in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.
(e) Newcrest is not entering into this document as trustee of any trust or settlement.
(f) Newcrest is not affected by an Insolvency Event.
(g)
No litigation, arbitration, mediation, conciliation or administrative proceeding is taking place or, to the best of Newcrest 's knowledge, pending or threatened whose outcome is likely to have a material adverse effect on the ability of Newcrest to perform its obligations under this document.
(h) Newcrest is the Ultimate Holding Company of the Seller.

800678682v12
52
EXECUTED as an agreement.
Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.
EXECUTED by HARMONY GOLD (PNG
SERVICES) PTY LTD ACN 083 828
853:
/s/ J van Heerden
Signature of director
/s/ D Lightfoot
Signature of director/secretary
Johannes Jacobus van Heerden
Name
David Lightfoot
Name
EXECUTED by HARMONY GOLD
MINING COMPANY LIMITED by its duly
authorised officer:
/s/ D Lightfoot
Witness
/s/ J van Heerden
Signature of Authorised Officer
David Lightfoot
Witness Name
Johannes Jacobus van Heerden
Authorised Officer Name

800678682v12
53
SIGNED for NEWCREST
INTERNATIONAL PTY LTD ACN 007
449 194 by its attorney in the presence
of:
/s/ M Tsaganos
Witness Signature
/s/ F Lee
Attorney Signature
Marie Tsaganos
Witness Name
Francesca Lee
Attorney Name
SIGNED for NEWCREST MINING
LIMITED ACN 005 683 625 by its
attorney in the presence of:
/s/ M Tsaganos
Witness Signature
/s/ F Lee
Attorney Signature
Marie Tsaganos
Witness Name
Francesca Lee
Attorney Name